ANNUAL
REPORT

VenHub
Global,
Inc.



518 S. Fair

Oaks

Avenue

Pasadena,

CA 91105

http://www.venhub.com

In this Annual Report, the terms "VenHub", "the Company", "we", "us" and "our" refer to VenHub Global Inc., f/k/a Autonomous Solutions, Inc. The Company, having offered and sold Preferred Class B Shares pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2024. A copy of this report may be found on the Company's website at https://www.venhub.com/investors.

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

In the event that we become a reporting Company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

BUSINESS SUMMARY

Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus to the "Company," "we," "us," "our" or "VenHub" refers to VenHub Global, Inc. and its consolidated subsidiaries. Some of the information contained in this section or set forth elsewhere in this proxy statement/prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.

Company Overview

VenHub Global, Inc. ("VenHub" or the "Company") was incorporated in the state of Wyoming on January 31, 2023 as "Autonomous Solutions, Inc." and domiciled in Delaware with the name VenHub Global, Inc. on August 15, 2024.

Vision Statement

To become a global leader in autonomous retail solutions, revolutionizing the shopping experience through cutting-edge innovation, advanced technology, and a commitment to sustainability.

Mission Statement

To deliver a seamless, efficient, and accessible shopping experience for consumers, while equipping retail partners with scalable, cost-effective solutions that address the evolving demands of today's dynamic marketplace.

VenHub Global, Inc.

The Company is developing "VenHub" as its flagship brand, aiming to revolutionize the retail landscape by blending the smart of traditional stores with the efficiency of cutting-edge robotics. VenHub's technology is designed to deliver a fully autonomous shopping experience that operates 24/7, providing consumers with seamless access to products at any time, with just a few taps on their smartphones or online device.

By utilizing advanced sensors, artificial intelligence (AI), and robotics, VenHub plans to ensure a smooth and personalized experience from start to finish. Customers can scan, purchase, bag, and receive their products, all facilitated by robots that operate with precision and efficiency. VenHub's AI-driven algorithms will track customer preferences, enabling stores to offer personalized product selections tailored to individual tastes and shopping habits.

For store owners, VenHub is designed to materially eliminate the need for a traditional workforce, leading to significant savings on labor costs and unlocking the potential for increased profitability. By leveraging a combination of AI, sensors, and robotics, VenHub plans to offer not just a shopping solution, but an entirely new way to experience retail—automated, intuitive, and personalized.

VenHub is strategically positioned to transform everyday shopping, with a vision of creating a world where the shopping experience is effortless, highly convenient, and accessible to all.

Corporate Structure

VenHub operates through three wholly owned subsidiaries: VenHub, LLC, VenHub Services, LLC, and VenHub IP, LLC. Each subsidiary, incorporated as a Delaware limited liability Company in September 19, 2024, is designed to focus on specific operational areas of the Company. Prior to their formation, all business activities were consolidated under VenHub Global, Inc.

VenHub, LLC

VenHub, LLC, a wholly owned subsidiary of VenHub Global, Inc., oversees and/or manages the end-to-end sourcing, assembly, and distribution of the VenHub Smart Stores. The subsidiary manages the procurement of high-quality components and materials, ensuring that each Smart Store is built to the highest standards of craftsmanship and reliability. VenHub, LLC oversees and/or manages the entire assembly process, ensuring that every Smart Store meets the rigorous quality expectations set by the Company. Additionally, VenHub, LLC is responsible for the sales, installation, and seamless integration of the Smart Stores for the Company's clients.

VenHub Services, LLC

VenHub Services, LLC, another subsidiary of VenHub Global, Inc., focuses on delivering comprehensive software and operational support for the VenHub Smart Stores. It provides Software as a Service (SaaS) solutions that power the Smart Stores, ensuring seamless customer access to the technology. VenHub Services, LLC also manages the licensing of this software, offering the necessary tools for clients to optimize their store operations. Additionally, the subsidiary provides ongoing software support, maintenance, and operational assistance to guarantee uninterrupted functionality and maximum efficiency for its Smart Store users.

VenHub IP, LLC

VenHub IP, LLC plays a pivotal role in managing the intellectual property portfolio that supports the innovative technology behind the VenHub Smart Stores. This subsidiary is responsible for licensing its proprietary intellectual assets, including patents, trademarks, and other innovations, to both VenHub, LLC and VenHub Services, LLC. By centralizing the ownership and management of VenHub's intellectual property, VenHub IP, LLC ensures the protection and continued enhancement of the Company's competitive advantage across its product and service offerings.

The operations of all three subsidiaries are and will be closely coordinated, ensuring an integrated and streamlined approach to delivering VenHub's cutting-edge autonomous retail solutions. As the Company develops additional product offerings and services and expands, additional subsidiaries may be developed or established to optimize growth to address other corporate requirements.

Business Overview

VenHub is at the forefront of revolutionizing the retail landscape through the development of fully autonomous, technology-driven Smart Stores. The Company is dedicated to integrating advanced robotics and AI into our product offerings to create seamless, efficient, and user-friendly retail experiences. Our development process has been meticulously crafted to meet the growing demand for automation and personalized customer experiences in the retail industry.

Market Opportunity

VenHub's revolutionary Smart Stores are poised to redefine the convenience store industry by leveraging cutting-edge automation, artificial intelligence (AI), and innovative design. According to research from *Markets and Markets*, the global retail automation market, valued at $27.6 billion in 2024, is projected to grow to $44.3 billion by 2029, representing a compound annual growth rate (CAGR) of approximately 10%. This growth reflects increasing retailer demand for efficient, automated solutions to streamline operations, enhance customer experiences, and address labor shortages. VenHub's advanced technology aligns perfectly with this trajectory, offering seamless, automated retail experiences.

Based on data from *Research and Markets*, the unmanned convenience store market is expected to expand dramatically, from $67.0 million in 2019 to $1.6 billion by 2027, at a remarkable CAGR of approximately 52%. This explosive growth underscores a shift in consumer preferences toward autonomous, contactless shopping experiences powered by AI and robotics. VenHub's Smart Stores, equipped with self-operational systems and autonomous product management, cater directly to this demand, positioning the Company as a leader in this burgeoning market.

In recent years, retail theft has escalated to historic levels, with shrinkage reaching $112.1 billion in 2022, a significant increase from $93.9 billion in 2021, according to the *National Retail Security Survey* (2023). This persistent issue highlights the inadequacies of traditional retail security solutions. VenHub's AI-powered security systems, biometric verification, and automated inventory tracking provide a comprehensive solution to combat theft and reduce shrinkage, offering substantial cost savings for retailers.

The retail industry is undergoing a seismic shift toward automation and AI integration. According to a report from *Verizon News Center* (March 2023), up to 70% of routine store tasks are expected to be automated by 2025, while *Servion* projects that 95% of customer interactions will be powered by AI by the same year. VenHub's Smart Stores are designed to meet these technological demands, featuring advanced capabilities such as smart inventory systems, personalized customer engagement, and autonomous maintenance.

The global convenience store market, comprising approximately 152,000 U.S. stores (as per *NACS* data, December 31, 2023) and 1 million globally (*Convenience Store News*, January 2023), was valued at $2.1 trillion in 2021 and is projected to grow to $3.1 trillion by 2028, representing a CAGR of approximately 6%, according to *Grand View Research*. VenHub's modular and mobile Smart Store format provides a scalable solution to capture market share in this vast industry, serving both urban hubs and underserved regions. By addressing critical challenges and aligning with transformative industry trends, VenHub is uniquely positioned to capitalize on the opportunities in the evolving retail landscape.

Potential Levers for Future Growth

Even with the more than 1,000 pre orders from potential store owners, the Company has various other strategic opportunities to position VenHub for sustainable growth. Strategic initiatives are currently underway pertaining to geographic expansion, strategic partnerships, increased penetration of partners, the expansion of store formats, the expansion of product types, utilizing larger store footprints, and incorporating enhanced technology applications.

Geographic Expansion. Based on the initial interest in pre orders from store owners primarily located in the United States, and knowing this interest was generated primarily from word-of-mouth and no marketing expenditures, the Company believes there are numerous opportunities to expand into Europe, the Middle East and Africa, Latin America, and Asia. The underlying software and technology have been designed to accommodate for various SKU shapes and sizes, languages, currencies, and mobile applications.

Strategic Partnerships. The composition of the existing pre orders from potential store owners does not currently include any strategic corporate clients. VenHub believes various opportunities will evolve with brand partners, convenience store retail partners, consumer service providers such as gas stations and EV charging stations, athletic stadiums, and college, university, and corporate campuses.

Increase Penetration of Partners. As the Company scales and deploys numerous Smart Stores throughout several geographic markets, VenHub believes that there could be interest from a variety of local partners in their respective geographic regions who could assist VenHub with its geographic expansion. Areas of focus will include expanding local vendor relationships, Smart Store installer training, regulatory compliance, and potential store owner relationships. The Company will also emphasize localized consumer preferences and adhering to regional regulatory compliance requirements. VenHub will also continue to bolster collaborations with tech startups and other tech-oriented industry participants to provide continued access to innovative technologies.

Store Format Expansion. In addition to the existing fixed, 200 square foot Smart Store, the Company has designs for mobile Smart Stores and modernized retro-fit Smart Stores. Each of these store formats can potentially further extend VenHub's addressable market.

- **Mobile Smart Stores:** A VenHub mobile Smart Store on wheels would offer flexible and easily relocatable retail solutions. The mobile Smart Stores will have the ability to provide seamless shopping experiences in diverse locations including concerts, and various sporting and seasonal events.

- **Modernized Retro-Fit Smart Stores:** A VenHub retro-fit Smart Store could transform existing retail spaces with smart, AI-powered solutions. The retro-fit Smart Stores would provide efficiency, inventory management, and improved customer experiences.

Product Type Expansion. VenHub believes there are numerous products that can be serviced by the Smart Stores beyond the traditional convenience store SKUs. The Company continues to evolve its product capabilities and has targeted pet food, cosmetics, pharmacy, certain groceries, and packaged consumer electronics as near-term opportunities.

Larger Stores. Based on the modular design of the VenHub Smart Stores, the Company currently has the capability to increase the footprint of the Smart Stores. This capability provides for increased SKU capacity for store owners. VenHub anticipates expanding into the larger Smart Store footprints once the Company has firmly established its production and assembly protocols, at scale, for the exiting Smart Store footprint.

Technology Enhancements. Designs are already underway at the Company to incorporate various technology enhancements. The inclusion of autonomous mobile robots ("AMRs") would provide the Company with the ability to offer larger Smart Store footprints, which would improve a store owners ability to offer more SKUs. AMRs are anticipated to be used in the modernized retro-fit Smart Stores, whereby numerous shelving locations could be accessed. AMRs are anticipated to have more capabilities for picking different types of retail products, which would not only increase the number of SKUs, but also would include higher priced SKUs when compared to traditional convenience store products. VenHub is currently working on solar-powered energy alternatives, which would provide store owners with increased flexibility for Smart Store locations. The Company is also evaluating opportunities to install robotic storage lockers for packages, which are anticipated to improve efficiencies for local delivery service providers.

VenHub's Competitive Positioning

We believe we are one of the early leaders in providing end-to-end, fully autonomous convenience store services using AI robotics. Our Smart Stores are designed to operate 24 hours per day, seven days a week. With no employees required to operate the Smart Store, store owners avoid labor costs, which provides a significant competitive advantage, particularly in a market where labor costs have historically increased.

Our Smart Stores are engineered with industry-leading security features, including bulletproof glass, steel doors with padlock and electric locks, robust access control systems, and 24/7 monitoring with real-time alerts via the store owner app interface. Each store includes interior and exterior sensors as well as intrusion software for the robots. These security measures, combined with self-service delivery windows, allow store owners to mitigate the persistent issue of retail shrinkage, which reached $112.1 billion in 2022 according to the National Retail Security Survey.

Additionally, we believe our AI-enabled store owner app interface offers a comprehensive, real-time inventory optimization platform that is unparalleled in the convenience store industry. The platform's data-driven insights optimize inventory management, improve operational efficiency, and enhance store profitability. This technology positions VenHub as a preferred choice for new store owners and provides a foundation for scaling our operations as an emerging leader in AI and robotics-enabled convenience stores.

Competitive Landscape

The autonomous retail, robotics, and convenience store industries are evolving rapidly, with key players driving innovation and market growth. Notable competitors include Amazon Go, Zippin, AiFi, and Standard AI. These companies focus on varying aspects of autonomous retail, from cashierless store concepts to retrofitting existing retail spaces. While these players bring specific strengths, VenHub differentiates itself through a combination of integrated technology, flexible solutions, and operational advantages.

1. **Fully Integrated Ecosystem**: Unlike competitors who specialize in isolated aspects of autonomous retail (e.g., checkout or robotics), VenHub provides an end-to-end solution. Our system integrates modular Smart Store designs, proprietary robotics, AI-driven inventory optimization, and a comprehensive store owner app interface.
2. **Scalability and Flexibility**:
   o **Modular and Mobile Store Formats**: VenHub Smart Stores are adaptable to various environments, including fixed locations, mobile units on wheels, and retrofitted installations for existing spaces. This versatility broadens our addressable market, including urban hubs, rural areas, and event-based retailing.

- **Larger Store Capabilities**: Our modular design allows for seamless scaling of store size to accommodate increased SKU offerings and higher customer volumes.
3. **Cost Efficiency**:
   - **Labor Cost Elimination**: Our fully autonomous model eliminates the need for in-store staff, significantly reducing operational expenses.
   - **Energy Efficiency**: Features such as solar-powered options and advanced battery backup systems further enhance cost savings for store owners.
4. **Advanced Security Features**: VenHub's AI-powered surveillance systems, biometric authentication, and comprehensive security measures address a critical pain point in retail operations: theft and shrinkage. These features provide robust protection and operational peace of mind.
5. **Consumer Experience Innovation**:
   - **Personalized Shopping Experiences**: VenHub's AI algorithms track consumer preferences, enabling localized inventory and tailored product offerings.
   - **Seamless Order Fulfillment**: The VenHub consumer app provides an intuitive interface for placing orders, managing payments, and scheduling pickups, integrating with popular delivery platforms like Grubhub and DoorDash.
6. **Strategic Cost Management for Emerging Markets**: VenHub's strategy of retrofitting facilities for mega and micro centers, coupled with diversified domestic and international supplier relationships, enables cost-effective production and deployment. This approach positions VenHub to penetrate high-growth markets with competitive pricing.

Market Position

VenHub is strategically positioned as a disruptive innovator in the autonomous retail sector. While competitors like Amazon Go focus on high-density urban markets with resource-intensive rollouts, VenHub's adaptable and cost-efficient model enables expansion into underserved areas and emerging markets. By addressing the rising demand for contactless, AI-driven retail solutions, VenHub is uniquely equipped to capitalize on significant market growth opportunities, establishing itself as a leader in the next generation of autonomous retail.

Sales and Marketing

VenHub's sales and marketing strategy plans are being designed to build brand awareness, attract a diverse range of customers, and establish the Company as a leader in the rapidly growing autonomous retail sector. The strategy is structured around a multi-channel approach that leverages digital marketing, influencer partnerships, public relations, and targeted advertising. Sales channels will include direct sales teams, partnerships with franchise operators, and online marketing campaigns aimed at industries such as retail, foodservice, healthcare, and education.

VenHub's sales and marketing strategy plans are being developed to prioritize key industries such as retail automation, autonomous grocery stores, and smart vending solutions, which is anticipated to allow the Company to quickly penetrate high-demand markets. Additionally, partnerships with large retailers, municipalities, and educational institutions are expected to drive early adoption and customer acquisition.

Customer Support and Service

Exceptional customer support is critical for ensuring customer satisfaction, addressing issues, and fostering long-term loyalty. VenHub is committed to designing and implementing a plan that will provide a world-class customer support through VenHub Services, LLC, including the following:

- **24/7 Support:** VenHub will offer round-the-clock customer support via chat, email, and phone, ensuring that any technical issues, inquiries, or feedback are addressed promptly. This always-on availability demonstrates VenHub's dedication to its customers and builds trust by providing reliable, responsive service.

- **Self-Service Options:** A robust self-service portal is being developed and will be available to customers, offering resources such as FAQs, troubleshooting guides, and account management tools. These options empower customers to resolve issues independently, which are expected to lead to improved customer satisfaction.

- **Training and Resources:** VenHub will provide detailed training materials, including video tutorials, step-by-step guides, and interactive content to ensure customers understand how to fully utilize VenHub Smart Stores. These resources are estimated to enhance the user experience and help customers maximize the value of VenHub's offerings.

Smart Store Pre-Orders

VenHub has secured more than 1,000 pre-orders for its Smart Stores from various potential store owners. These pre-orders were generated primarily with no material advertising or marketing expenditures. Upon the conversion from a pre-order to a signed purchase contract, we will be seeking deposits.

Proof of Concept and Beta Model Development

In May 2023, VenHub successfully completed the proof-of-concept model of its Smart Store, marking a significant milestone in the Company's journey toward commercialization. While this initial model demonstrated full functionality, it did not yet encompass all the advanced features planned for our commercial version. The proof-of-concept provided valuable data and insights, which we have applied to the design of the beta model. The beta version, which has recently been completed, integrated feedback from our initial trials and incorporates the full range of features needed for initial commercial operations, which we launched in January 2025. This model will be the foundation upon which we build towards scalable commercial sales, ensuring a smooth transition from our initial product development to our market launch.

Our Product – VenHub Smart Stores

The VenHub Smart Store is an advanced, fully autonomous retail platform designed to revolutionize vendor management and customer engagement. In an increasingly dynamic and competitive marketplace, the ability to effectively manage supplier relationships and optimize operations is essential for business success. VenHub Smart Stores offer a comprehensive solution that not only simplifies vendor management but also provides businesses with the tools needed to enhance customer experiences, streamline operations, and reduce costs.

<u>Key Highlights</u>

VenHub Smart Stores serve as fully automated vending and smart stores that operate 24/7 without the need for on-site staff. The platform delivers a seamless, intuitive shopping experience through mobile apps, allowing customers to browse, select, and purchase products with ease. By leveraging cutting-edge AI technology, robotics, and real-time analytics, the VenHub Smart Store provides an unparalleled level of smart and operational efficiency.

VenHub's proprietary Smart Stores are self-contained units initially sized at 200 square feet. The Smart Stores are modular and can flex in size into 2x–3x, or greater, store areas. If additional capacity is required, multiple Smart Stores can operate side-by-side. VenHub's Smart Stores have been designed for indoor and outdoor use. Each Smart Store is capable of processing 600-900 SKUs and is capable of servicing up to 80 customers per hour.

Physical characteristics of the Smart Stores include energy efficient lighting with temperature-controlled units. Interactive refrigerator coolers provide store owners the ability to offer chilled products such as water and soda. The Smart Stores include power redundancy features with up to 12 hours of battery backup capabilities. VenHub's Smart Stores include various branding panels that can provide incremental revenue opportunities via marketing agreements with various vendors. The assembly of each Smart Store is flexible, with store frames that can be folded down to allow for efficient transportation, either for the initial installation or for relocation purposes. Each Smart Store can be installed in less than seven days.

Safety features include 24/7 security monitoring, bulletproof glass, and self-service delivery windows. Each Smart Store includes interior and exterior sensors as well as intrusion software for the robots.

Each VenHub Smart Store is fully customizable to meet the specific needs of individual clients. Businesses can tailor the product offerings to suit local market demands, ensuring that the store's inventory is aligned with consumer preferences. Current pre-order customers have expressed interest in utilizing VenHub Smart Stores for a wide array of product categories, including but not limited to:

- **Packaged Food and beverages:** Packaged food items, snacks, and drinks.

- **Health and beauty products:** Personal care items, cosmetics, and wellness products.

- **Household essentials:** Everyday necessities such as cleaning supplies, toiletries, and basic household goods.

- **Electronics:** Smartphones, tablets, chargers, and headphones.

- **Specialty branded items:** Exclusive or high-end products specific to a brand or niche market.

- **Alcohol:** Depending on local regulations, VenHub Smart Stores can be configured to sell alcoholic beverages in compliance with licensing laws.

Robotic Arms Technology

VenHub's Smart Stores use robotic arms that have been manufactured by a leader in the global robotics industry. VenHub has performed more than 1,500 hours of testing and each robotic arm has a two-year warranty.

Each Smart Store operates with two robotic arms. The robotic arms function in tandem with each other and are also synchronized with the refrigerator cooler doors that store chilled products. If for some reason one robotic arm malfunctions, the other robotic arm can operate independently and can still complete customer purchase orders. Delivery optimization is based on proprietary synchronous, caching, and hierarchy software that delivers efficient picking, sorting, and packaging of products by weight. VenHub's in-house firmware connects the robotic arms with the Company's various software applications. The Company's collective technology applications provide the Smart Stores with the ability to deliver up to 80 customer orders per hour.

VenHub's Vision Technology

Computer vision technology has been integrated with the robotic arms. For product picking, VenHub utilizes state-of-the-art image segmentation and point cloud generation to determine product positions with 1mm-2mm accuracy. The Company's in-hub server can process each red, green, blue depth ("RGBD") frame in less than 0.05 seconds, which allows for real time corrections. This technology results in 99.0% identification accuracy while adapting to offsets in product positions due to seismic activity or human activity. The vision system also provides for frequent updates of inventory count within a row to automate inventory management.

Regarding product placement, the Company uses its vision system plus a proprietary product placement algorithm to maximize the number of products per order. Placing position data is also used to clear items from the delivery system for cancelled and refunded orders. VenHub's vision technology is also used in tandem with its robot gripper data to validate orders and ensure that customers have received all of the items they ordered.

VenHub's Store Owner Platform

Core to the VenHub store owner platform is a sophisticated AI-driven technology system, which integrates software with smart components and a store owner app interface. This sophisticated AI-driven analytics engine can continuously monitor sales trends, customer preferences, and inventory levels to optimize store operations. This AI system will enable the Smart Store to dynamically adjust its product offerings and inventory based on real-time data. For instance, the system will identify high-demand products in specific regions and automatically replenish stock to ensure continuous availability. Conversely, it can reduce or replace low-demand items, maximizing shelf space and inventory efficiency.

Smart Components

VenHub's unique architecture involves robotic arms, vision technology, grippers, rails, delivery units, refrigerator coolers, software, and firmware that are all integrated providing the Company with the ability for numerous data capture opportunities, whereby AI-driven learning will then continuously enhance the performance of VenHub's Smart Stores. Various efficiencies range from predictive ordering to automated inventory replenishment to avoid stockouts or overstocking.

Key features of the Smart Components data capture platform include:

- **Measurement:** VenHub's data capture capabilities provide the Company the ability to measure sales by SKU, sales patterns, store visitor patterns, and profits by SKU.

- **Analytics:** The Company's store owner platform also has the ability to analyze inventory optimization, identify location-based patterns, and summarize geographic power usage

- **Operations:** The store owner can utilize the learnings from the captured data to improve operations with a focus on inventory management, purchase orders, security monitoring, and robot status for maintenance and repairs.

Store Owner App Interface

VenHub is developing a cloud-based store owner app interface that is based on a centralized system that oversees the day-to-day operations of a store owner's Smart Stores. The store owner app interface provides store owners with the flexibility to access Smart Store performance from anywhere, at any time. VenHub's store owner app interface offers powerful reporting tools and dynamic dashboards that provide deep insights to assist store owners with supplier management, forecasting, automated ordering, inventory management, and seasonal planning.

Key capabilities include:

- **Real-Time Data Access:** The store owner app interface delivers real-time insights into vendor activities, offering store owners the ability to monitor vendor performance metrics as they occur. Whether tracking delivery times, cost variances, or quality issues, VenHub's software will provide up-to-the-minute data that informs timely and effective decision-making.

- **Customizable Dashboards:** VenHub's customizable dashboards allow store owners to track KPIs that are most relevant to their business objectives. Store owners will be able to configure dashboards to display metrics such as cost savings, order fulfillment rates, and vendor risk levels.

- **Detailed Reporting:** VenHub's software can generate comprehensive reports that provide an in-depth view of vendor performance, cost efficiency, and overall supply chain health. These reports can be tailored to specific timeframes or metrics, providing store owners the ability to analyze trends, identify areas for improvement, and optimize vendor strategies.

- **Inventory Management:** VenHub's system uses robotics to automate stock monitoring, replenishment, and predictive ordering, ensuring that products are consistently available without manual intervention. The automated inventory management process reduces labor costs and minimizes the risk of stockouts or overstocking.

- **Product Customization:** Store owners will be able to curate their product selections based on regional consumer preferences and market demand. VenHub's AI system will provide insights into purchasing patterns, helping store owners make data-driven decisions about inventory and product mix. In addition, the system will collect and analyze customer data to offer personalized recommendations, creating a shopping experience that is tailored to each individual consumer.

- **Vendor Management:** The Company has developed a centralized vendor hub to manage all vendor-related activities. The vendor hub incorporates user-friendly tools to store and manage vendor documents, including vendor profiles, contracts, contract renewals (including alerts), performance reviews, and certifications. The vendor hub also includes advanced search and filtering capabilities to allow store owners to find the right vendor for specific needs.

VenHub's Consumer App

VenHub's mission is to provide consumers with a seamless shopping experience. Consumers will be able to interact with the Smart Stores via VenHub's mobile app, which allows consumers to browse products, place orders, and make payments effortlessly. The store's interface is designed to be intuitive, ensuring a frictionless shopping experience for all users.

Consumers will be able to download the VenHub app and sign in with their email address or with their Google, Apple, or Microsoft accounts. Once the app is downloaded, consumers will be able to place orders via any connected device and their purchases will be ready within minutes at the VenHub Smart Store. Consumers will be able to place orders for pickup with scheduled pick up times. Consumers will also be able to place orders using delivery apps such as Grubhub, DoorDash, and Uber Eats.

The VenHub app allows consumers to pay using mobile devices, desktops, or voice assistants such as Siri and Alexa. The VenHub app will also support a variety of digital payment methods including credit cards, Apple Pay, Paypal, Stripe, and Square.

Consumers will be able to pick up their orders at the Smart Stores by placing the QR Code at the designated delivery window. VenHub's Smart Stores are also capable of validating on-site age-restricted products with strict authentication measures including facial recognition and fingerprint verification. Age-restricted orders will be verified for pre-authorized users prior to accepting an order.

Security Features

VenHub's Smart Store ecosystem is being built on a foundation of robust security and scalability, making it an ideal solution for businesses of all sizes. From small enterprises managing a few vendors to large corporations overseeing complex supply chains, VenHub offers a flexible and secure platform that can adapt to evolving business needs.

Key physical security attributes include:

- **Comprehensive Surveillance:** Advance security cameras and motion detection systems are installed inside and outside of the Smart Store.

- **Enhanced Security Features:** The Smart Stores are equipped with vibration sensors, bulletproof glass, body sensors, and access sensors to detect unauthorized entry.

- **Fortified and Controlled Access:** The Smart Stores include steel doors with padlock and electric locks, robust access control systems, and 24/7 monitoring with real-time alerts via the store owner app interface.

Key digital security attributes include:

- **Encrypted Communications:** Ensures secure data transmission and includes muti-factor authentication.

- **Closed Loop System:** VenHub maintains a secure and isolated network environment.

- **IP-Based Firewall:** Protects against cyber threats with advanced firewall technology.

Intellectual Property

Intellectual property ("IP") is critical to VenHub's strategy, safeguarding the innovative technologies that drive our competitive advantage. Through patents, the Company protects our robotics, AI, and smart infrastructure solutions, creating barriers to entry for competitors and unlocking licensing and partnership opportunities. IP protection ensures our ability to innovate independently and differentiate our offerings in the market.

- **Impact of IP on Business Success:** The strength of the Company's IP portfolio directly influences our market leadership and growth potential. Securing and enforcing patents prevents competitors from replicating our innovations, preserving our revenue streams and enabling long-term monetization. Strong IP also bolsters investor confidence and supports strategic partnerships, further enhancing our market position.
- **The Lifespan and Strategic Management of Patents:** Provisional patents provide an initial 12-month protection period, during which we refine and transition innovations to utility patents with a 20-year lifespan. This timeline allows the Company to protect our advancements while continuously investing in new IP to maintain a dynamic, forward-looking portfolio that ensures long-term market relevance.
- **Leveraging IP for Growth and Risk Management:** The Company's IP strategy not only protects our technology but also positions us for growth by enabling licensing, co-development, and partnerships. We mitigate risks through thorough patent drafting, prior art searches, and legal defense planning, ensuring our innovations remain secure as we lead the automated retail industry.
- **Driving Innovation and Market Leadership:** VenHub's IP portfolio is a cornerstone of our business, enabling us to deliver cutting-edge solutions and maintain a competitive edge. By prioritizing innovation and robust IP management, we ensure sustainable growth and continue to shape the future of automated retail.

Patents Pending

The Company currently has 18 provisional patents. The patents were filed with the United States Patent and Trademark Office (USPTO) by the inventors, Shahan and Shoushana "Suzy" Ohanessian, our founders. We are in the process of formally assigning the patents to our wholly owned subsidiary, VenHub IP, LLC. The Company anticipates filing an additional 18 provisional patents. These patents form a critical part of our strategy to protect our technological innovations and products. Provisional patents provide an initial filing date and grant the ability to label innovations as "patent pending," but do not grant enforceable rights. To secure long-term protection, we intend to transition these provisional filings to non-provisional utility patents, initiating the USPTO's thorough examination process for patentability. Our intellectual property portfolio reflects our commitment to innovation, with applications covering a range of technologies, including automated systems, advanced robotics, retail security, and smart infrastructure. We recognize the importance of safeguarding our proprietary technology, and through our planned utility patent filings, we aim to establish enforceable intellectual property rights that provide us with a competitive advantage in the market.

Below is a list of our current patents pending:

Patent Number	Patent Description
63/606,111	Automated Gantry System for Precise Item Handling, Storage, and Delivery
63/627,091	Innovative Expandable Housing Unit with Hydraulic Expansion and Locking System for Enhanced Mobility and Structural Integrity
63/558,807	Innovative Snap-In Component Mounting System for Precise and Secure Component Placement
63/636,727	Automated Product Packaging and Delivery System with Advanced Bagging Technology
63/636,730	Smart Synchronized Refrigerator System for Seamless Item Retrieval
63/636,729	Gridlock Floor-Based Snap-In Power Distribution System for Seamless Component Integration

63/639,337	Versatile Pneumatic End Effector System with Rotating Gripper Attachment for Enhanced Product Handling
63/639,610	Self-Cleaning and Sanitizing Retail Shelves
63,639,616	Automated Product Packaging and Delivery System with Advanced Boxing Technology
63,639,617	Automated Security System with Intrusion Detection and Robotic Arm Defense Mechanism
63,639,618	Interactive User Interface for Automated Cabinet System
63/639,622	Innovative Protective Film System for Bulletproof and Tempered Glass Surfaces
63/649,348	Advanced Motion Detection Sensors with AI Analysis
63/642,668	Advanced Robotic Arm Calibration and Installation System for Precise Positioning and Operational Readiness
63/647,666	Mobile Autonomous Store System for Dynamic Retail Environments
63/642,665	GPS-Enabled Smart Anti-Theft Tags for Enhanced Retail Security
63/642,664	Tamper-Evident Self-Destructing Price Tags for Enhanced Security of High-Value Retail Items
63/646,077	Intelligent Backup Power Management System for Enhanced Resilience and Security in SmartStores
63/647,662	Retro fit exciting store to an autonomous store

The key areas of focus for our intellectual property include:

- **Robotics:** Pneumatic end effector system, integrated retail shelves system (including display, installation, and replacement), and security system with automated robotic guards.

- **Artificial Intelligence:** Motion sensor technology and biometric verification, smart inventory management, virtual reality, and repair.

- **Automation:** Autonomous product management (handling, storage, and delivery), mobile store system (real-time position display, cabinet rearrangement), and self-operational system (self-repair and self-clean).

- **Store Operations:** Assets and techniques (housing unit, mounting, refrigeration, power distribution, and backup), tech-enabled operations (vendor management, sanitation, LED lighting, and EMI shielding), and security protection (tracking, tagging, and detection).

- **Process:** Precise item placement, intelligent bagging, and customer-tailored delivery methods.

Trademarks

We have filed a trademark application for the mark "VenHub" with the United States Patent and Trademark Office (USPTO), under serial number 97785070. The application was filed on February 7, 2023, and is currently under examination. This trademark is a key asset for protecting our brand identity and marketing efforts. We will continue to monitor the application process and take necessary actions to secure registration of the "VenHub" mark as part of our intellectual property strategy.

Research and Development

Innovation is the driving force behind VenHub's product development strategy. We will continue to invest in research and development to stay at the forefront of technological advancements in automations and robotics augmented by AI, machine learning, and the continued integration of the Internet of Things (IoT).

These efforts are expected to continuously position VenHub's Smart Stores at the forefront of the convenience store industry.

The key areas of focus in our research and development strategies will include AI and Machine Learning, Enhanced Personalization, and Augmented Reality Shopping.

VenHub plans to continue to focus its research and development efforts to further improve its comprehensive proprietary software platform that has been designed to simplify and optimize vendor management, enhance operational efficiency, and drive strategic decision-making.

Manufacturing and Supply

VenHub currently operates out of a leased facility in Pasadena, CA, which serves as the Company's headquarters and is primarily dedicated to research and development activities. This facility has the capacity to assemble approximately eight Smart Stores per month. As the Company scales, it plans to establish a strategic manufacturing and support network, including mega centers and regional micro centers, to meet increasing demand and enhance operational efficiency.

Mega Centers
The Company plans to open two mega centers, with the first on the west coast of the U.S. and the second on the east coast. The west coast mega center is anticipated to open in the second quarter to third quarter of 2025 and be operational by the end of 2025, with the east coast mega center following a similar timeline. These mega centers will serve as primary hubs for the production, assembly, and large-scale logistical operations of VenHub's Smart Stores.

Each mega center will be retrofitted from existing warehouse facilities, minimizing capital expenditure and enabling the Company to scale operations rapidly without requiring significant upfront investment. The centers will feature state-of-the-art production capabilities and efficient logistics to support annual production capacity of up to 2,500 Smart Stores per mega center. Additionally, the mega centers will include showrooms and meeting spaces to showcase VenHub's Smart Stores to prospective customers and partners. The estimated operational size of each mega center is approximately 50,000 square feet.

Micro Centers
To complement the mega centers, VenHub plans to establish regional micro centers based on localized demand for its Smart Stores. These micro centers will be focused on providing maintenance, repair, and operational support to Smart Stores in their respective regions. Strategically located near customer markets, these centers will enable quick response times for replacements and urgent maintenance needs, ensuring high levels of service and customer satisfaction.

The micro centers will also serve as training hubs, offering comprehensive programs for local vendors and store owners to enhance operational knowledge and efficiency. Similar to the mega centers, micro centers will be retrofitted from existing warehouse facilities, with an estimated operational size of 15,000 square feet. This capital-efficient approach allows the Company to scale proportionately with demand while minimizing upfront costs.

VenHub will rely on a diverse and robust supply chain, sourcing components and materials from a combination of domestic and international suppliers. The supply chain strategy emphasizes securing high-quality, cost-effective materials and components necessary for the manufacturing and assembly of Smart Stores.

Key supply chain considerations include:

1. **Supplier Diversity**: The Company will partner with multiple suppliers to mitigate risks associated with single-source dependency and ensure consistent availability of critical components.
2. **Domestic and International Sourcing**: VenHub will leverage domestic suppliers for time-sensitive and regulatory-compliant components while sourcing certain specialized materials and technologies internationally to optimize costs and quality.
3. **Logistics Optimization**: Proximity of supply chain partners to mega and micro centers will be prioritized to reduce transportation costs and lead times, ensuring timely delivery of materials.

4. **Supplier Relationships**: The Company is committed to establishing long-term, collaborative relationships with suppliers to ensure reliability, foster innovation, and maintain competitive pricing.

VenHub will implement rigorous quality control standards across its supply chain and work closely with suppliers to ensure compliance with applicable regulations, including environmental and labor standards. By leveraging this flexible and resilient supply chain strategy, the Company aims to support efficient operations and seamless scalability as demand for Smart Stores grows.

Facilities and Properties

We do no not own any real property. We lease our offices at 518 S Fair Oaks Blvd, Pasadena California. The Company entered into the lease on August 7, 2023 and the lease is for approximately four years and expires in April of 2027 with a fixed 3% annual increase built into the lease. The Company is looking at expanding our production and facilities in the East and West Cost, Central US and Southern US, once our expansion has been completed, then we plan on expanding in the other continents and countries. We plan on developing locations to meet demand while also partnering with other parties to optimize customer reach and costs associated with deploying our offerings.

VenHub has also signed an additional lease near headquarters in California for additional assembly and storage space along with a new assembly production facility in Las Vegas, Nevada.

Government Regulation

VenHub operates in a highly regulated environment, subject to federal, state, and local laws governing various aspects of its business. These regulations include, but are not limited to, consumer protection laws, data privacy and security requirements, product safety standards, labor laws, and environmental regulations. Compliance with these regulations is critical to the design, manufacturing, deployment, and operation of VenHub's Smart Stores.

At the federal level, VenHub must adhere to laws such as the Federal Trade Commission Act (FTC Act), which governs advertising and consumer protection, and the Americans with Disabilities Act (ADA), which requires that our stores are accessible to individuals with disabilities. Additionally, as our operations involve data collection and AI-powered functionalities, we are subject to privacy regulations such as the California Consumer Privacy Act (CCPA), the Federal Data Protection and Information Security Act, and, where applicable, the General Data Protection Regulation (GDPR).

On the state and local levels, VenHub's Smart Stores are subject to zoning, building codes, and licensing requirements specific to each jurisdiction where our stores are installed. Compliance with these regulations includes obtaining necessary permits for site deployment, ensuring adherence to safety standards, and meeting local requirements for energy usage and waste disposal. Additionally, environmental laws, including those related to recycling and emissions, may impact the manufacturing and deployment of our products.

The evolving regulatory landscape presents both challenges and opportunities for VenHub. For instance, new or more stringent regulations may increase compliance costs, delay deployments, or restrict market access. For example, emerging standards for AI transparency and ethics may necessitate adjustments to VenHub's systems to align with developing legal frameworks. Similarly, variations in local permitting and zoning requirements could impact installation timelines and operational planning.

Despite these challenges, VenHub views regulatory alignment as a strategic opportunity to build trust with customers, partners, and regulators. By adhering to data privacy laws, accessibility standards, and environmental regulations, VenHub positions itself as a responsible innovator in the autonomous retail sector. For example, proactive engagement with privacy regulations such as CCPA and GDPR ensures the ethical and secure use of customer data. Similarly, compliance with ADA requirements strengthens our commitment to accessibility and inclusivity.

VenHub's compliance program includes regular monitoring of regulatory changes, internal audits, and employee training to ensure adherence to applicable laws. These measures help mitigate risks, uphold the highest standards of ethical and legal compliance, and protect the Company from potential fines, litigation, or reputational harm. By proactively managing these obligations, VenHub not only minimizes regulatory risks but also leverages compliance to enhance its market position.

VenHub operates at the intersection of rapidly developing sectors, including robotics, AI, and convenience store automation. As these industries continue to evolve, legislative and regulatory actions, court decisions, and other governmental changes may materially impact VenHub's operations and financial results. Political pressures, societal attitudes, and personal biases could further influence these developments, underscoring the importance of VenHub's adaptive and forward-looking compliance strategies.

Data Privacy and Security

VenHub is committed to the responsible use and safeguarding of customer, vendor, and operational data. As part of our business operations, we will collect and utilize data to optimize the functionality of our Smart Stores, enhance customer experiences, and improve operational efficiency. This data may include, but will not be limited to, transaction records, inventory management data, and, where applicable, customer biometric and behavioral information. All data collected will be handled in compliance with applicable privacy laws and regulations, including but not limited to the California Consumer Privacy Act (CCPA) and the General Data Protection Regulation (GDPR) where applicable.

To ensure data security, the Company will employ robust safeguards, including advanced encryption protocols, secure cloud storage solutions, and multi-layered access controls. Regular audits, vulnerability assessments, and employee training programs will further strengthen our data protection framework. Additionally, the Company will adhere to developing and monitoring strict internal policies regarding data retention, access, and sharing, ensuring that data is used solely for its intended purposes and only shared with trusted third parties as necessary to support business operations or comply with legal obligations.

Artificial Intelligence and Machine Learning

VenHub will integrate advanced artificial intelligence (AI) and machine learning (ML) technologies into its Smart Stores to enhance automation, security, and customer interactions. These technologies will enable functionalities such as real-time inventory tracking, personalized customer experiences, and biometric verification for secure transactions. VenHub's AI-driven systems are and will be designed to continuously improve through machine learning algorithms, ensuring the accuracy, efficiency, and scalability of our solutions.

The Company recognizes the importance of ethical AI use and are committed to ensuring that our AI systems operate transparently and without bias. The Company's development processes will include rigorous testing and validation to maintain compliance with regulatory standards and industry best practices. By leveraging AI responsibly, the Company aims to provide innovative, efficient, and secure retail solutions while safeguarding the trust and confidence of our customers, partners, and stakeholders.

Employees and Human Capital Resources

The Company currently employs four full-time employees and over 20 independent contractors. These individuals support key areas of the Company's operations, including management, technology development, and production. The Company plans to expand its workforce as it scales, including the potential conversion of some independent contractors to full-time employees. Additionally, the Company intends to engage a Professional Employer Organization (PEO) to optimize costs associated with scaling, streamline payroll and compliance processes, and develop comprehensive fringe benefit programs to attract and retain top talent during the early development cycle of the business.

As of the date of this filing, our senior management team leads strategic planning, business development, and operations. Our technology team focuses on advancing the Company's robotic AI platform, with an emphasis on software design and enhancing efficiencies for both consumers and store operators. Production and assembly team members prioritize improving processes to support the scalable deployment of our Smart Stores. As the Company grows, we anticipate increasing headcount in these critical areas to support ongoing innovation and operational expansion.

The Company places a strong emphasis on fostering an innovative and collaborative work environment. In alignment with SEC Regulation S-K 101(c)(2)(ii), the Company considers human capital measures and objectives material to its operations, including employee recruitment, retention, training, and diversity initiatives. These measures aim to maintain a skilled workforce capable of driving the Company's strategic goals. Specific programs include providing training in advanced robotics, AI technologies, and operational best practices.

The Company's flexible business model allows it to adjust team resources based on sales growth and operational needs. This adaptability supports sustainable growth while aligning with the Company's financial objectives and strategic priorities.

Legal Proceedings

VenHub Global, Inc. ("VenHub" or the "Company") is currently a defendant in a lawsuit filed by Target Global Acquisition I Corp. ("Target Global") in the Court of Chancery of the State of Delaware. The complaint, filed on February 21, 2025, alleges that the Company and certain related parties breached contractual obligations related to a planned merger transaction. Target Global claims that VenHub failed to meet financing milestones, delayed regulatory filings, and obstructed the transaction process. The plaintiff is seeking specific performance of the merger agreement and other relief.

The Company believes the claims are without merit and is actively defending against the lawsuit. VenHub intends to contest the allegations vigorously and pursue all available legal remedies. While the outcome of this litigation cannot be predicted with certainty, the Company does not believe the matter will have a material adverse effect on its operations or financial condition at this time.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus to "VenHub," "the Company", "we," "us" or "our" refers to VenHub Global, Inc. and its consolidated subsidiaries. VenHub will qualify, as an "emerging growth Company" within the meaning of the Securities Act for purposes of the SEC's executive compensation disclosure rules. In accordance with those rules, we have opted to comply with the executive compensation disclosure rules applicable to "smaller reporting companies" as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for its principal executive officer, its two most highly compensated executive officers (other than the principal executive officer) and up to two additional persons who served as executive officers during the fiscal year but were no longer serving in such capacity as of the end of the fiscal year if their total compensation is higher than any of the two most highly compensated executive officers.

Executive Compensation

This section discusses the material components of the executive compensation program offered to the executive officers of VenHub who would have been "named executive officers" for 2024 and who will serve as executive officers. Such executive officers consist of the following persons, referred to herein as our "*NEOs*":

- Shahan Ohanessian, our Chief Executive Officer and Director.
- Matt Hidalgo, our Chief Financial Officer; and
- Shoushana Ohanessian, our President and Chairman of the Board;

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt could vary significantly from our historical practices and currently planned programs summarized in this discussion.

2024 Summary Compensation Table

The following table presents information regarding the total compensation awarded to, earned by VenHub's NEOs for services during 2024.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Plan Compensation[1] ($)	Total ($)
Shahan Ohanessian CEO and Director	2024	$575,000	$1,210,000	-	-	$1,785,000
Shoushana Ohanessian President and Director	2024	$575,000	$1,210,000	-	-	$1,785,000
Matt Hidalgo CFO	2024	$120,000	$200,200	-	-	$320,000

Narrative Disclosure to the Summary Compensation Table

Executive Compensation

VenHub intends to develop an executive compensation program that is designed to align compensation with VenHub's business objectives and the creation of stockholder value, while enabling the combined Company to attract, motivate and retain individuals who contribute to the long-term success of the combined Company. The executive compensation program may include an executive compensation plan for which the Company may seek stockholder approval. Decisions on the executive compensation program will be made by the compensation committee of the VenHub Board.

As of December 31, 2024, the Chief Executive Officer had $802,083, the President $791,383 and the Chief Financial Officer $85,000, respectively, in accrued compensation that they have voluntarily deferred until future periods. Payments of $40,700, $130,000 and $35,000 were made to each respectively during the year ended December 31, 2024.

Compensation Recovery Policy

Our Board of Directors has adopted a Compensation Recovery Policy, effective September 23, 2024, in accordance with Section 10D of the Exchange Act and Nasdaq Rule 5608. The policy provides for the recovery of certain incentive-based compensation from executive officers in the event the Company is required to prepare an accounting restatement due to material noncompliance with financial reporting requirements. The policy applies to compensation awarded based on financial metrics that were erroneously calculated due to the restatement. The full policy is available on our website and any required disclosures regarding enforcement will be made in compliance with SEC rules.

Non-Employee Director Compensation

To date, we did not have a formal non-employee director compensation policy.

Non-Employee Director Compensation Policy

VenHub intends to adopt a new non-employee director compensation policy that will become effective upon the effectiveness of the Form S-1 Registration Statement and will be designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, VenHub's non-employee directors will be eligible to receive 25,000 shares of common stock per year issued at the beginning on fiscal year, which shall vest in even amounts on a quarterly basis. Non-employee committee chairs shall receive an addition 10,000 shares of common stock per year issued at the beginning of the fiscal year, which shall vest in even amounts on a quarterly basis.

VenHub will reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of our board of directors or any committee thereof.

Employee directors will receive no additional compensation for their service as a director.

The following table sets forth the name and age of our current executive officers, as well as the principal offices and positions held. Our Board of Directors appoints our executive officers. Our directors serve until the earlier occurrence of the election of his or her successor at the next meeting of shareholders, death, resignation, or removal by the Board of Directors. The Company has no promoters as that term is defined by Rule 405 of Regulation S-K.

Each director will hold office until his or her term expires at the next annual meeting of stockholders for such director's class or until his or her death, resignation, removal or the earlier termination of his or her term of office.

The following table sets forth certain information, as of the date of this proxy statement/prospectus, concerning the persons who are expected to serve as directors, officers and significant.

Name	Position
Shahan Ohanessian	Chief Executive Officer
Matthew Hidalgo	Chief Financial Officer
Shoushana Ohanessian	President
Shahan Ohanessian	Class I Director
Shoushana Ohanessian	Class I Director
Nader Kabbani	Class II Director
Jeffrey Rubin	Class II Director

VenHub believes that the above-mentioned attributes, along with the leadership skills and other experiences of the officers and board members described below, will provide VenHub with a diverse range of perspectives and judgment necessary to facilitate the goals of VenHub and be good stewards of capital.

Officers, Directors and Key Employees

Officers

Shahan Ohanessian, From 2012 to 2019, Shahan served as Chief Executive Officer of ABT Holdings, Inc., a Company engaged in strategic partnerships with major logistics and food delivery platforms, including Amazon Logistics, Uber Eats, Eat24, and GrubHub. During his tenure, Shahan oversaw substantial growth in the Company's operations, which included managing a workforce of approximately 4,000 employees and generating annual revenues exceeding $200 million. His responsibilities included the implementation of advanced technological solutions aimed at enhancing operational efficiency.

Prior to his role at ABT Holdings, Shahan was the Chief Executive Officer and co-founder of Insurance Services Network, Inc., a global provider of online property claims management systems. Under his leadership, the Company achieved significant market expansion, with annual revenues surpassing $80 million within four years of its establishment.

From 2017 to 2022, Shahan also served as Chief Executive Officer of Serve Limited, a pioneering blockchain technology Company focused on developing blockchain-based solutions for delivery management and logistics. During his tenure, Shahan played a key role in expanding Serve Limited's presence within the blockchain sector. The Company wound down its operations in 2022, and its issued token is no longer actively traded.

Shoushana Ohanessian, has over 10 years of experience in logistics and operations. From [year] to 2019, Ms. Ohanessian served as President of Operations for a major logistics delivery Company, where she oversaw the delivery of over 100 million shipments and managed a team of 2,000 drivers. During her tenure, she was responsible for improving operational efficiency and streamlining processes. The Company ceased operations in 2019 and subsequently filed for Chapter 11 bankruptcy protection.

Ms. Ohanessian also held the position of President at Serve Limited, a blockchain Company focused on delivery management and logistics. Under her leadership, Serve Limited pursued innovations in the use of blockchain technology for logistics. The Company wound down operations in 2022, and the associated token is no longer traded on the market.

Matthew Hidalgo, Matthew Hidalgo brings over 20 years of experience in accounting, operations, corporate finance, restructuring, SEC compliance, and acquisition integration. He has held various senior financial roles for both public and private companies, including serving as Chief Financial Officer for several portfolio companies. In these roles, Mr. Hidalgo has been responsible for overseeing financial operations, managing audits, ensuring regulatory compliance, and leading efforts to optimize financial performance and operational efficiency.

Before joining VenHub, Mr. Hidalgo held key positions at WPCS International Incorporated, where he served as Controller and Operations Manager for its largest subsidiary. In this capacity, he managed all financial reporting and operational functions, playing a critical role in driving subsidiary performance. Prior to this role, he oversaw accounting functions for several Australian subsidiaries, providing strategic financial oversight and ensuring compliance with international accounting standards.

Mr. Hidalgo began his career at PricewaterhouseCoopers LLP, where he worked as an accountant focusing on financial statement preparation and partnership allocations for hedge funds and private equity firms. His expertise in financial analysis and accounting was honed through years of experience managing complex financial reporting and SEC compliance for public companies.

Mr. Hidalgo holds a Bachelor of Science degree in Accounting from Pennsylvania State University.

Board of Directors

Shahan Ohanessian, From 2012 to 2019, Shahan served as Chief Executive Officer of ABT Holdings, Inc., a Company engaged in strategic partnerships with major logistics and food delivery platforms, including Amazon Logistics, Uber Eats, Eat24, and GrubHub. During his tenure, Shahan oversaw substantial growth in the Company's operations, which included managing a workforce of approximately 4,000 employees and generating annual revenues exceeding $200 million. His responsibilities included the implementation of advanced technological solutions aimed at enhancing operational efficiency.

Prior to his role at ABT Holdings, Shahan was the Chief Executive Officer and co-founder of Insurance Services Network, Inc., a global provider of online property claims management systems. Under his leadership, the Company achieved significant market expansion, with annual revenues surpassing $80 million within four years of its establishment.

From 2017 to 2022, Shahan also served as Chief Executive Officer of Serve Limited, a pioneering blockchain technology Company focused on developing blockchain-based solutions for delivery management and logistics. During his tenure, Shahan played a key role in expanding Serve Limited's presence within the blockchain sector. The Company wound down its operations in 2022, and its issued token is no longer actively traded.

Shoushana Ohanessian, has over 10 years of experience in logistics and operations. From [year] to 2019, Ms. Ohanessian served as President of Operations for a major logistics delivery Company, where she oversaw the delivery of over 100 million shipments and managed a team of 2,000 drivers. During her tenure, she was responsible for improving operational efficiency and streamlining processes. The Company ceased operations in 2019 and subsequently filed for Chapter 11 bankruptcy protection.

Ms. Ohanessian also held the position of President at Serve Limited, a blockchain Company focused on delivery management and logistics. Under her leadership, Serve Limited pursued innovations in the use of blockchain technology for logistics. The Company wound down operations in 2022, and the associated token is no longer traded on the market.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The following information on the security ownership of the management of the Company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the Company's voting securities or having the right to acquire those securities. The table summarizes shares as "beneficial ownership", and vested options as "beneficial ownership acquirable"

Name and Address of Beneficial Owner	Title of class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (3)	
Officers					
Shahan Ohanessian (1)	Common Stock	897,681		3.18	%
SSO LLC (4)	Common Stock	20,000,000		70.91	
SSO, LLC (2)	Series A Preferred Stock	100,000	37,935,029	15.94	%
Shoushana Ohanessian (1)	Common Stock	1,650,000		5.85	%
Matthew Hidalgo	Common Stock	201,000		0.00	%
All Directors and Officers	Common Stock	22,748,681		80.65	%

(1) Under Rule 13d-3 promulgated under the Exchange Act, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.

(2) Holders of Series A Preferred Stock have voting rights equal to exactly two thousand votes for each share of Series A Preferred Stock of all voting rights available at the time of any vote, including Series A Preferred voting rights. They have a conversion ratio of 379.35029 to 1.

(3) Holders of Series B Preferred Stock do not have voting rights but do have the right to convert into the aggregate pro rata number of shares of Common Stock at a 1:1 ratio.

(4) SSO Inc. is an entity controlled by our CEO.

We are not aware of any arrangements that could result in a change of control.

RISK FACTORS

An investment in our Common Stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before investing in our Common Stock. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. Currently, shares of our Common Stock are not publicly traded. In the event that shares of our Common Stock become publicly traded, the trading price of our Common Stock could decline due to any of these risks, and you may lose all or part of your investment. In the event our Common Stock fails to become publicly traded you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY.

Because we are an early-stage Company with minimal revenue and a history of losses and we expect to continue to incur substantial losses for the foreseeable future, we cannot assure you that we can or will be able to operate profitably.

We are an early-stage Company. We were formed and commenced operations in 2023. We face all the risks associated with newer companies, including significant competition from existing and emerging competitors in the automated smart store industry, some of which are established and have better access to capital. In addition, as a new business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition from an early-stage Company to a Company capable of supporting larger-scale commercial activities. If we are not successful in such a transition, our business, results and financial condition will be harmed.

We have not been profitable to date, and we expect operating losses in the near future. There can be no assurance that we will not continue to incur net losses in the future. We may not succeed in expanding our customer base and product offerings and even if we do, may never generate revenue that is significant enough to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Furthermore, we may not be able to control overhead expenses even where our operations successfully expand. Our failure to become and remain profitable would depress our value and could impair our ability to raise capital, expand our business, diversify our product offerings or even continue our operations.

We have a limited operating history, which may make it difficult to evaluate our business and prospects.

We face the risks associated with businesses in their early stages, with limited operating histories and whose prospects are hard to evaluate. Any evaluation of our business and our prospects must be considered in light of the uncertainties, delays, difficulties and expenses commonly experienced by companies at this stage, which generally include unanticipated problems and additional costs relating to the development and testing of products, product approval or clearance, regulatory compliance, production, product introduction and marketing and competition. For example, we have incurred losses for each of the past few years, driven mainly by our investments in research and development costs. Many of these factors are beyond the control of our management. In addition, our performance will be subject to other factors beyond our control, including general economic conditions and conditions in the robotics industry. Accordingly, our business and success face risks from uncertainties faced by developing companies in a competitive environment. There can be no assurance that our efforts will be successful or that we will ultimately be able to attain profitability.

There is substantial doubt about the company's ability to continue as a going concern.

For the years ended December 31, 2024 and 2023, our net loss was $9,392,702 and $10,376,645, respectively, and the cash used in operations was approximately $3,981,894 and $566,791, respectively. As of December 31, 2024, we had $1,352,892 of cash and cash equivalents and an accumulated deficit of $19,769,347. These factors raise substantial doubt about our ability to continue as a going concern within one year after the date the financial statements are issued. We intend to fund ongoing activities by utilizing our current cash on hand, the cash generated from operations, and by raising additional capital through equity or debt financing. We continue to pursue various options to raise capital to enhance our cash position, including more recently by issuing convertible notes to accredited investors. However, there can be no assurance that we will be successful in raising that additional capital or that such capital, if available, will be on terms that are acceptable to us, as our ability to raise capital m

If we fail to effectively manage our growth, we may not be able to design, develop, manufacture, market and launch new generations of our robotic systems, firmware, and software products successfully.

We intend to invest significantly in order to expand our business. Our expansion plans involve significant reliance on AI technologies and data collection, which come with inherent risks including, but not limited to, data breaches, AI malfunctions, and regulatory changes. We also import key components from China, exposing us to risks of supply chain disruptions and potential trade restrictions. Any failure to manage our growth effectively, or to mitigate these risks, could materially and adversely affect our business, prospects, financial condition and operating results. We intend to expand our operations significantly. We expect our expansion to include:

- expanding the management, engineering, and product teams;
- identifying and recruiting individuals with the appropriate relevant experience;
- hiring and training new personnel;
- launching commercialization of new products and services;
- forecasting production and revenue;
- entering into relationships with one or more third-party design for manufacturing partners and third-party contract manufacturers and/or expanding our internal manufacturing capabilities;
- controlling expenses and investments in anticipation of expanded operations;
- carrying out acquisitions and entering into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships;
- expanding and enhancing internal information technology, safety and security systems;
- conducting demonstrations;
- entering into agreements with suppliers and service providers; and
- implementing and enhancing administrative infrastructure, systems, and processes.

Should achieved market penetration warrant, we intend to continue to hire a significant number of additional personnel, including engineers, design, production, operations personnel and service technicians for our robotic systems and services. Because of the innovative nature of our technology, individuals with the necessary experience may not be available to hire, and as a result, we will need to expend significant time and expense, to recruit and retain experienced employees and appropriately train any newly hired employees. Competition for individuals with experience designing, producing, and servicing robots and their software is intense, and we may not be able to attract, integrate, train, motivate or retain additional highly qualified personnel. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business, prospects, financial condition, and operating results.

Our revenues and profits are subject to fluctuations.

Currently, we are focused on the development and commercialization of our products. Any future projects related to revenues and growth are based solely on our ever-growing pre-orders and management's assessment of the markets. It is difficult to accurately forecast our revenues and operating results, and these could fluctuate in the future due to a number of factors. These factors may include adverse changes in companies' interests in our autonomous store units and our hardware, firmware and software offerings, customers' available dollars to invest in our products, general economic conditions, our ability to market our Company to companies, and general industry and regulatory conditions and requirements. As we have not yet deployed units to any customers, we have no metric to determine the accuracy of pre order as a factor in final sales. Our operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant and could impact our ability to operate our business.

We are dependent on general economic conditions.

Our business model is dependent on companies purchasing our autonomous store units. Our business model is thus dependent on national and international economic conditions. Uncertain economic conditions have created volatility in the U.S. Such adverse national and international economic conditions may reduce the future availability of dollars companies have to spend on our services, which would negatively impact our revenues and possibly our ability to continue operations. For example, higher interest rates have resulted in a decrease in investment activity and overall capital allocation to hardware startups or for customers to effectively finance the purchase of our products. The worsening of global economic conditions has in the past adversely affected, and could in the future, adversely affect our business, financial condition or results of operations, and the worsening of economic conditions in certain specific regions of the country could impact the expansion and success of our businesses in such areas.

In recent months, the U.S. government has imposed, and is considering imposing, additional tariffs and trade restrictions on certain goods produced outside of the United States, including steel and aluminum. In response to these actions, certain jurisdictions, including China, Mexico, Canada and the European Union, have imposed, or are considering imposing, tariffs and restrictions on certain goods produced in the United States. The situation concerning the imposition of additional tariffs and trade restrictions by the U.S. and other jurisdictions and the status of certain trade agreements, including the United States, Mexico, Canada Free Trade Agreement, continues to evolve and we cannot be certain of the outcome which could adversely impact demand for our products, costs, inflation, customers, suppliers, and the U.S. economy. The impact of tariffs and trade restrictions may not allow us to pass on the additional cost of these tariffs and may adversely affect our profit margins, results of operations, and/or cash flows.

The inability of our supply chain to deliver certain key electrical components, such as computer components and accessories, could materially adversely affect our business, financial condition and results of operations.

Autonomous/robotic smart stores rely on specialized hardware components such as sensors, robotics arms, and computer systems, which are often sourced from a limited number of suppliers. Disruptions in the supply of these critical components—due to manufacturing issues, resource scarcity, or geopolitical tensions—can delay the production or maintenance of the robotic systems, impacting store operations and customer service. Dependence on a few key vendors for essential software and hardware increases vulnerability. If a key vendor fails financially, faces production halts, or discontinues a crucial product line, it could significantly disrupt operations. Developing contingency plans, including identifying alternative suppliers and maintaining strategic stockpiles of essential components, is critical. Supply chain disruptions may delay the timing of production and maintenance of our robots, which in turn could negatively impact our business, results of operations and financial condition.

In addition, most components used in our units are manufactured overseas. The logistics networks that support the delivery and maintenance of robotic components are susceptible to various risks, including transportation delays, regulatory changes, and natural disasters. Disruptions in logistics can lead to inventory shortages, impacting the ability to stock stores and maintain equipment. Shifts in geo-political relationships between the US and component supplier countries could generally limit access to component parts all together. Changes in trade policies, tariffs, and international relations can affect the supply chain's stability. For example, import restrictions or increased tariffs on goods from a primary supplier country could increase costs or limit access to necessary technology.

As an advanced technologies Company, we are also faced with supply chains issues created indirectly from rapidly transforming standards and benchmarks in artificial intelligence and robotics. Rapid advancements in technology can quickly render certain components or software obsolete, complicating maintenance and updates. Managing the lifecycle of technology products, planning for end-of-life components, and staying abreast of new technological developments are essential to minimize this risk.

Our failure to attract and retain highly qualified personnel in the future could harm our business.

We are an innovative technology Company. We may not be able to locate or attract qualified individuals for important positions, such as software engineers, robotics engineers, machine vision and machine learning experts and others, which could affect our ability to grow and expand our business. We may also face intense competition for qualified individuals from numerous other companies, including other similarly situated technology companies, many of whom have greater financial and other resources than we do.

In addition, new hires often require significant training and, in many cases, take significant time before they achieve full productivity. We may incur significant costs to attract and retain qualified personnel, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards, and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them. Moreover, new employees may not be or become as productive as we expect, as we may face challenges in adequately or appropriately integrating them into our workforce and culture. If we are unable to attract, integrate and retain suitably qualified individuals who can meet our technical, operational, and managerial requirements, on a timely basis or at all, our business, results of operation and financial condition could be adversely affected.

Our units rely on sophisticated software technology that incorporate third-party components and networks to operate, and the inability to maintain licenses for software technology, errors in the software we license, or the terms of open-source licenses could result in increased costs or reduced service levels, which would adversely affect our business.

Our units require certain third-party software and networks to function safely and effectively, and our business relies on certain third-party software obtained under licenses from other companies. Although we continue to develop our own software and firmware products and solutions, we anticipate that we will continue to rely on such third-party software in the future. Although we believe that there are commercially reasonable alternatives to the third-party software, we currently license, this may not always be the case, or it may be difficult or costly to replace. In addition, integration of new third-party software may require significant work and require substantial investment of our time and resources. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties, which may not be available on commercially reasonable terms or at all. Many of the risks associated with the use of third-party software cannot be eliminated, and these risks could negatively affect our business. Furthermore, performance degradation or lack of access to such software and networks can result in poor operational performance or even grounding of our operations of autonomous stores until it is resolved, which can adversely impact our ability to continue our operations.

Additionally, some software powering our technology systems incorporates software covered by open-source licenses. The terms of many open-source licenses have not been interpreted by U.S. courts, and there is a risk that the licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to operate our systems. In the event that portions of our proprietary software are determined to be subject to an open-source license, we could be required to publicly release the affected portions of our source code or re-engineer all or a portion of our technology systems, each of which could reduce or eliminate the value of our technology systems. Such a risk could be difficult or impossible to eliminate and could adversely affect our business, financial condition and results of operations.

The benefits to customers of our products could be supplanted by other technologies or solutions or competitors' products that utilize similar technology to ours in a more effective way.

The benefits to customers of our products could be supplanted by other technologies or solutions or competitors' products that utilize similar technology to ours in a more effective way. We cannot be sure that alternative technologies or improvements to artificial intelligence, industrial automation or other technologies, processes or industries will not match or exceed the benefits of our products or be more cost effective than our products. The development of any alternative technology that can compete with or supplant our products may materially and adversely affect our business, prospects, financial condition and operating results, including in ways we do not currently anticipate. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced products, which could result in the loss of competitiveness of our robotic systems and solutions, decreased revenue and a loss of market share to competitors. Our research and development efforts may not be sufficient to adapt to new or changing technologies. While we plan to upgrade and adapt our units as we or others develop new technology, our robotic systems and solutions may not compete effectively with alternative products if we are not able to source and integrate the latest technology into our systems and solutions.

Our competitor base may change or expand as we continue to develop and commercialize our robotic systems in the future. A number of these companies may have, or may attain, more resources and/or greater market recognition than we do. These or other competitors may develop new technologies or products that provide superior results to customers or are less expensive than our products. Our technologies and products could have reduced competitiveness by such developments.

Our competitors may respond more quickly to new or emerging technologies, undertake more extensive marketing campaigns, have greater financial, marketing, manufacturing and other resources than we do or may be more successful in attracting potential customers, employees and strategic partners. In addition, potential customers could have long-standing or contractual relationships with competitors. Potential customers may be reluctant to adopt our products, particularly if they compete with or have the potential to compete with or diminish the need/utilization of products or technologies supported through these existing relationships. If we are not able to compete effectively, our business, prospects, financial condition and operating results will be negatively impacted.

In addition, because we operate in a new market, the actions of our competitors could adversely affect our business. Adverse events such as product defects or legal claims with respect to competing or similar products could cause reputational harm to the robotics market on the whole and, accordingly, our business.

Our VenHub Smart Stores rely heavily on artificial intelligence for operations of the units. Interruptions, hallucinations, errors, and malfunctions created from our artificial intelligence could limit the functionality of our VenHub Smart stores and cause damage to our reputation in the market.

Our business relies heavily on artificial intelligence (AI) for the automation of our smart stores. While AI enables us to provide highly efficient services, any technical failures, malfunctions, or inaccuracies in AI algorithms could lead to significant operational disruptions. These disruptions could result in lost revenue, customer dissatisfaction, or even legal claims if the failure leads to inaccurate billing or product handling. AI drives most of our core operations, including inventory management, customer interactions, and security. If we experience issues with the AI software, such as bugs, system crashes, or vulnerability to cyberattacks, it could materially affect our ability to operate efficiently. In particular, cyberattacks on AI systems could expose us to data breaches, theft of proprietary information, or operational sabotage, potentially damaging our reputation and exposing us to legal liabilities.

In addition, continuous improvement and maintenance of our AI systems are required to keep up with technological advancements and changing customer needs. There is a risk that the integration of new AI technologies, or updates to existing systems, could lead to unexpected bugs, incompatibilities, or performance issues. This could result in temporary service interruptions or diminished operational efficiency, which may negatively impact our financial performance.

Our AI systems make autonomous decisions in the operation of our smart stores, including inventory management, pricing, and customer service interactions. If these AI-driven decisions are flawed or inaccurate, we could be exposed to liability claims. For example, if an AI system causes damage to customer property or provides misleading product information, we could face lawsuits or fines, harming our reputation and financial standing.

The deployment of artificial intelligence and robotics as a replacement to conventional brick and mortar stores may create social and ethical concerns that could indirectly affect use of our VenHub Smart Stores.

The deployment of autonomous systems in retail can lead to significant job displacement, as robots replace human workers in roles such as cashiers, restockers, and customer service representatives. This can result in public backlash and negative media coverage, especially in regions with already high unemployment rates. To mitigate these risks, the Company intends to address these concerns proactively by demonstrating commitment to workforce retraining programs or showing how automation can create new job opportunities in other areas.

Autonomous stores often utilize a variety of sensors and cameras to manage inventory, track purchases, and enhance customer experience. This raises concerns about privacy and the extent of surveillance. Consumers may be wary of being monitored so closely, and any misuse of data can lead to trust issues. Ensuring transparent communication about data use, implementing stringent data protection measures, and adhering to privacy laws are essential steps to mitigate these risks.

Robotic systems must be designed to be accessible to all customers, including those with disabilities. This includes physical accessibility to the store as well as the usability of automated systems. Failure to consider these factors can lead to exclusion and discrimination complaints, potentially resulting in legal consequences and harming the Company's reputation. Moreover, the introduction of high-tech solutions in retail can widen the socio-economic divide. Those with less access to technology or the internet might find themselves at a disadvantage, unable to benefit from the conveniences offered by autonomous stores. In addition, the use of artificial intelligence in customer interactions and inventory management involves decisions on how AI algorithms are developed and the biases they may contain. There is a risk that AI systems might make decisions that are perceived as unfair or discriminatory. Addressing these concerns involves investing in ethical AI development practices, including transparency in AI decision processes and ongoing monitoring for biased outcomes.

Additionally, the use of AI technologies is subject to evolving laws and regulations that could impose new obligations on our operations. For instance, changes in laws governing data privacy, AI-driven decision-making, or cybersecurity could increase our compliance costs. Additionally, we may face regulatory scrutiny over the fairness, transparency, and accountability of our AI systems, especially if our algorithms are perceived to make biased or unfair decisions affecting customers.

Failure to ultimately engage end users could affect our potential to continue to grow the business.

Generally, our business strategy is to sell units to our customers who may then deploy the units as they see fit, so long as such deployment is within the standards set forth in the purchase agreements. Ultimately, acquiring end users will be driven by our customers' ability to successfully deploy the units for their own business. Although we will continue to support marketing efforts alongside our customers, we cannot ensure adoption of our units and will not manage the operations of the units. Moreover, regardless of our efforts or the efforts of our customers, end user adoption is yet to be seen. We know that automated vending machines and kitchens have expanded market share with mixed success. We also know that despite the initial excitement regarding stores like Amazon Go, recent trends suggest that user adoption isn't sufficient to continue operations.

We have designed and developed our robotic systems with the goal of reducing operating costs and greenhouse gases. Even if we successfully market our products and services to customers, the purchase, adoption and the use of the products may be materially and negatively impacted if our customers resist or delay the use and adoption of these new technology products and services. End users may resist or delay the adoption of our products and services for several reasons, including lack of confidence in autonomous and semi-autonomous delivery vehicles. If our customers resist or delay adoption of our automated smart store systems, our business, prospects, financial condition and operating results will be materially and adversely affected.

Defects, glitches, or malfunctions in our products or the software that operates them, failure of our products to perform as expected, connectivity issues or operator errors may result in product recalls, lower than expected return on investment for customers and could cause significant safety concerns, each of which could adversely affect our results of operations, financial condition, and our reputation.

Our products incorporate sophisticated computer software. Complex software frequently contains errors, especially when first introduced. Our software may experience errors or performance problems in the future. If any part of our products' hardware or software were to fail, the service mission could be compromised. Additionally, users may not use our products in accordance with safety protocols and training, which could increase the risk of failure. Any such occurrence could cause a delay in market acceptance of our products, damage to our reputation, product recalls, increased service and warranty costs, product liability claims and loss of revenue relating to such hardware or software defects.

We anticipate that as part of our ordinary course of business we may be subject to product liability claims alleging defects in the design or manufacture of our products. A product liability claim, regardless of our merit or eventual outcome, could result in significant legal defense costs and high punitive damage payments. Although we maintain product liability insurance, the coverage is subject to deductibles and limitations and may not be adequate to cover future claims. Additionally, we may be unable to maintain our existing product liability insurance in the future at satisfactory rates or adequate amounts.

Even if our products perform properly and are used as intended, if operators sustain any injuries while using our products, we could be exposed to liability and our results of operations, financial condition and our reputation may be adversely affected.

Our products contain complex technology and must be used as designed and intended in order to operate safely and effectively. While we expect to develop a training, customer service and maintenance and servicing infrastructure to ensure users are equipped to operate our products in a safe manner, we cannot be sure that the products will ultimately be used as designed and intended. In addition, we cannot be sure that we will be able to predict all the ways in which use or misuse of the products can lead to injury or damage to property, and our training resources may not be successful at preventing all incidents. If operators were to cause any injuries or damage to property while using our products, in a manner consistent with our training and instructions or otherwise, we could be exposed to liability and our results of operations, financial condition and our reputation may be adversely affected.

If we cannot protect, maintain and, if necessary, enforce our intellectual property rights, our ability to develop and commercialize products may be adversely impacted.

Our success, in large part, depends on our ability to protect and maintain the proprietary nature of our technology. We must prosecute and maintain our existing patents and obtain new patents. Some of our proprietary information may not be patentable, and there can be no assurance that others will not utilize similar or superior solutions to compete with us. We cannot guarantee that we will develop proprietary products that are patentable, and that, if issued, any patent will give us a competitive advantage or that such patent will not be challenged by third parties. The process of obtaining patents can be time consuming with no certainty of success, as a patent may not issue or may not have sufficient scope or strength to protect the intellectual property it was intended to protect. We cannot assure you that our means of protecting our proprietary rights will suffice or that others will not independently develop competitive technology or design around patents or other intellectual property rights issued to us. If any of our products or the technology underlying our products is covered by third-party patents or other intellectual property rights, we could be subject to various legal actions. Even if a patent is issued, it does not guarantee that it is valid or enforceable. Any patents that we or our licensors have obtained or obtain in the future may be challenged, invalidated or unenforceable. If necessary, we intend to initiate actions to protect our intellectual property, which will be costly and time-consuming, and could have an adverse impact on our business, results of operation and financial condition.

We may be subject to claims of infringement of third-party intellectual property rights.

Our operating results may be adversely affected if third parties claim that our products infringed their patent, copyright, or other intellectual property rights. We cannot assure you that our products do not, or will not in the future, infringe patents held by others. Although there have been no allegations made to this effect, we cannot assure you that we will not receive such correspondence from third parties or competitors in the future. Such assertions could lead to expensive and unpredictable litigation, diverting the attention of management and technical personnel. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, misappropriation, or other claims. Any such litigation could result in substantial costs and diversion of our resources. Moreover, any settlement of or adverse judgment resulting from such litigation could require us to obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. Any required licenses may not be available to us on acceptable terms, if at all. An unsuccessful result in such litigation could adversely affect our business, including injunctions, exclusion orders and royalty payments to third parties.

Security breaches and other disruptions could compromise our proprietary information and expose us to liability, which would cause our business and reputation to suffer.

We rely on trade secrets, technical know-how and other unpatented proprietary information relating to our product development and manufacturing activities to provide us with competitive advantages. We protect this information by entering into confidentiality agreements with our employees, consultants, strategic partners and other third parties. We also design our computer systems and networks and implement various procedures to restrict unauthorized access to the dissemination of our proprietary information.

We face internal and external data security threats. For example, current, departing, or former employees or third parties could attempt to improperly use or access our computer systems and networks to copy, obtain or misappropriate our proprietary information or otherwise interrupt our business. Like others, we are also subject to significant system or network disruptions from numerous causes, including computer viruses and other cyber-attacks, facility access issues, new system implementations and energy blackouts.

Security breaches, computer malware, phishing, spoofing, and other cyber-attacks have become more prevalent and sophisticated in recent years. We do not believe that such attacks have caused us any material damage to date, but because the techniques used by computer hackers and others to access or sabotage networks constantly evolve and generally are not recognized until launched against a target, we may be unable to anticipate, counter or ameliorate all these techniques. As a result, our and our customers' proprietary information may be misappropriated, and we cannot predict the impact of any future incident. Any loss of such information could harm our competitive position, result in a loss of customer confidence in the adequacy of our threat mitigation and detection processes and procedures, cause us to incur significant costs to remedy the damages caused by the incident and divert management and other resources. We routinely implement improvements to our network security safeguards, and we are devoting increasing resources to the security of our information technology systems. However, we cannot assure you that such system improvements will be sufficient to prevent or limit the damage from any future cyber-attack or network disruptions.

The costs related to cyber-attacks or other security threats or computer systems disruptions typically would not be fully insured or indemnified by others. As a result, the occurrence of any of the events described above could result in the loss of competitive advantages derived from our intellectual property. Moreover, these events may result in the diversion of the attention of management and critical information technology and other resources, or otherwise adversely affect our internal operations and reputation or degrade our financial results and stock price.

We may be subject to theft, loss, or misuse of personal data by or about our employees, customers or other third parties, which could increase our expenses, damage our reputation or result in legal or regulatory proceedings.

In the ordinary course of our business, we have access to sensitive, confidential, or personal data or information regarding our employees and others that is subject to privacy and security laws and regulations. Therefore, the theft, loss, or misuse of personal data collected, used, stored or transferred by us to run our business, or by our third-party service providers, including business process software applications providers and other vendors that have access to sensitive data, could result in damage to our reputation, disruption of our business activities, significantly increased business and security costs or costs related to defending legal claims.

We are also aware of certain media reports relating to the use of our automated systems as elements in law enforcement surveillance efforts. As a general policy, we do not share data with law enforcement, except in certain narrow circumstances where (1) we are required to share data when served with a warrant or subpoena or (2) there are insurance claims, active incident investigations, or acts of armed violence or theft attempts involving the Company's personnel or property.

Global privacy legislation, enforcement, and policy activity in this area are rapidly expanding and creating a complex regulatory compliance environment. For example, the European Union has adopted the General Data Protection Regulation ("GDPR"), which requires companies to comply with rules regarding the handling of personal data, including its use, protection and the ability of persons whose data is stored to correct or delete such data about themselves. Failure to meet GDPR requirements could result in penalties of up to 4% of worldwide revenue. In addition, the interpretation and application of consumer and data protection laws in the U.S., Europe, and elsewhere are often uncertain and fluid and may be interpreted and applied in a manner that is inconsistent with our data practices. As a result, complying with these changing laws has caused, and could continue to cause, us to incur substantial costs, which could harm our business and the results of operations. Further, failure to comply with existing or new rules may result in significant penalties or orders to stop the alleged non-compliant activity. Finally, even our inadvertent failure to comply with federal, state or international privacy-related or data protection laws and regulations could result in audits, regulatory inquiries or proceedings against us by governmental entities or others.

Our business plans require a significant amount of capital. Our future capital needs may require us to sell additional equity or debt securities that may dilute our stockholders or contain terms unfavorable to us or our investors.

We will require significant capital to operate our business and fund our capital expenditures for the next several years. The level and timing of future expenditure will depend on a number of factors, many of which are outside our control. While we expect that we will have sufficient capital to fund our currently planned operations, it is possible that we will need to raise additional capital to fund our business, including to finance ongoing research and development costs, manufacturing, any significant unplanned or accelerated expenses and new strategic alliances or acquisitions. The fact that we have limited experience commercializing our autonomous stores on a large scale, means we have limited historical data on the demand for our automated systems. In addition, we expect our capital expenditures to continue to be significant in the foreseeable future as we continue generational improvements for our automated systems within our stores, and that our level of capital expenditures will be significantly affected by customer demand for our autonomous stores. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. We may need to seek equity or debt financing to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all, or that such funds, if raised, would be sufficient.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business model. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations.

If we cannot raise additional funds when we need or want them, we may be forced to curtail or abandon our growth plans, which could adversely impact the Company, its business, development, financial condition, operating results or prospects.

We will be required to raise additional capital in order to develop our technology and scale our commercial delivery operations. However, we may be unable to raise additional capital needed to fund and grow our business.

We will need additional capital to develop our next generation of autonomous smart stores and scale our operations. We will not be able to continue product development and our autonomous smart store operations if we cannot raise additional debt and/or equity financing.

We may not be able to increase our capital resources by engaging in additional debt or equity financings. Even if we complete such financings, they may result in dilution to our existing investors and include additional rights or terms that may be unfavorable to our existing investor base. These circumstances could materially and adversely affect our financial results and impair our ability to achieve our business objectives. Additionally, we may be required to accept terms that restrict our ability to incur additional indebtedness or take other actions (including terms that require us to maintain specified liquidity or other ratios) that would otherwise be in the best interests of our stockholders.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by domestic and international financial institutions or transactional counterparties, could adversely affect our business, financial condition and results of operations.

Actual events involving reduced or limited liquidity, defaults, non-performance or other adverse developments that affect domestic and international financial institutions or other companies in the financial services industry or the financial services industry generally or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation as receiver. Although we currently do not have any debt obligations, future financings may require that we engage with similar institutions, exposing ourselves to greater risk. Furthermore, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations or result in breaches of our financial and/or contractual obligations. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations, financial condition and results of operations.

Our business depends on discretionary spending patterns in the areas where our customers deploy the autonomous smart ***stores, as well as in the broader economy. Economic downturns or other events (like coronavirus variants or similar***

widespread health/pandemic outbreaks) impacting the United States and global economy could materially adversely affect our results of operations.

Purchases at autonomous smart stores are discretionary for consumers, and therefore, we are susceptible to changes in discretionary spending patterns or economic slowdowns in the geographic areas where these stores on our partners' platforms operate, and in the economy at large. Discretionary consumer spending can be impacted by general economic conditions, unemployment, consumer debt, inflation, rising gasoline prices, interest rates, consumer confidence, and other macroeconomic factors. We believe that consumers are generally more willing to make discretionary purchases, including shopping at autonomous smart stores during favorable economic conditions. Disruptions in the overall economy (including disruptions due to coronavirus or similar health/pandemic events), including high unemployment, inflation, rising gasoline prices, financial market volatility and unpredictability, and the related reduction in consumer confidence, could negatively affect sales throughout the autonomous smart store industry, including transactions on our partners' platforms. Additionally, operators of these autonomous stores may be negatively impacted by general economic conditions, supply chain issues, labor shortages, inflation, or other macroeconomic factors, which could negatively impact their ability to fulfill customer needs. There is also a risk that if uncertain economic conditions persist for an extended period of time or worsen, consumers might make long-lasting changes to their discretionary spending behavior, including shopping less frequently at these autonomous stores. The ability of the U.S. economy to handle this uncertainty is likely to be affected by many national and international factors that are beyond our control. These factors, including national, regional and local politics and economic conditions, continued impact of the COVID-19 pandemic, disposable consumer income and consumer confidence, also affect discretionary consumer spending. If any of these factors cause autonomous stores to cease operations or cease using our partners' platforms, it could also significantly harm our financial results, for the reasons set forth elsewhere in these risk factors. Continued uncertainty in or a worsening of the economy, generally or in a number of our markets, and consumers' reactions to these trends could adversely affect our business and cause us to, among other things, reduce the number and frequency of new market openings or cease operations in existing markets.

Moreover, inflation also increases the cost of labor and materials needed to build and operate autonomous systems. For example, we have observed an increase in the cost of labor for managing and maintaining autonomous systems in the field over the past year. However, over the longer time horizon, technological improvements continue to reduce the cost of our key components such as sensors, batteries, and computers. While the unit cost of labor for operating these systems will increase over time with inflation, autonomous technology leverages labor more efficiently than manual retail operations. As such, we believe labor inflation increases the cost of manual retail operations more than it increases the cost of operating autonomous systems. However, we believe improvements in automation will continue to reduce the rate of labor usage.

Our autonomous smart stores are disruptive to the traditional convenience store, retail stores, pharmacies, lockers, and any and all distribution or sales outlets and vending industries, and important assumptions about the market demand, pricing, adoption rates and sales cycle for our current and future stores may be inaccurate.

The market demand for and adoption of our autonomous stores is unproven, and important assumptions about the characteristics of targeted markets, pricing and sales cycles may be inaccurate. Although we have engaged in ongoing dialogue with potential customers, we have no binding commitments to purchase products and services. Existing or new regulatory or safety standards, or resistance by customer employees and labor unions, all of which are outside of our control, could cause delays or otherwise impair adoption of these new technologies, which will adversely affect our growth, financial position, and prospects. Given the evolving nature of the markets in which we operate, it is difficult to predict customer demand or adoption rates for our products or the future growth of the markets we expect to target. If one or more of the targeted markets experience a shift in customer or prospective customer demand, our products may not compete as effectively, if at all, and they may not be fully developed into commercial products. As a result, any projections necessarily reflect various estimates and assumptions that may not prove accurate and these projections could differ materially from actual results because of the risks included in this "*Risk Factors*" section, among others. If demand does not develop as expected or if we cannot accurately forecast pricing, adoption rates and sales cycle for our products, our business, results of operations and financial condition will be adversely affected.

Our systems, products, technologies and services and related equipment may have shorter useful lives than we anticipate.

Our growth strategy depends in part on developing systems, products, technologies and services. These reusable systems, products, technologies and services and systems will have a limited useful life. While we intend to design our products and technologies for a certain lifespan, which corresponds to a number of cycles, there can be no assurance as to the actual operational life of a product or that the operational life of individual components will be consistent with its design life. A number of factors will impact the useful lives of our products and systems, including, among other things, the quality of their design and construction, the durability of their component parts and availability of any replacement components and the occurrence of any anomaly or series of anomalies or other risks affecting the technology during launch and in orbit. In addition, any improvements in technology may make our existing products, designs or any component of our products obsolete prior to the end of their lifecycle. If our systems, products, technologies and services and related equipment have shorter useful lives than we currently anticipate, this may lead to delays in increasing the rate of our follow on work and new business, which would have a material adverse effect on our business, financial condition and results of operations. In addition, we are continually learning, and as our engineering and manufacturing expertise and efficiency increases, we aim to leverage this learning to be able to manufacture our products and equipment using less of our currently installed equipment, which could render our existing inventory obsolete.

Any acquisitions, partnerships or joint ventures that we enter into could disrupt our operations and have a material adverse effect on our business, financial condition and results of operations.

From time to time, we may evaluate potential strategic acquisitions of businesses, including partnerships or joint ventures with third parties. We may not be successful in identifying acquisition, partnership or joint venture candidates. In addition, we may not be able to continue the operational success of such businesses or successfully finance or integrate any businesses that we acquire or with which we form a partnership or joint venture. We may have potential write-offs of acquired assets and/or an impairment of any goodwill recorded as a result of acquisitions. Furthermore, the integration of any acquisition may divert management's time and resources from our core business and disrupt our operations or may result in conflicts with our business. Any acquisition, partnership or joint venture may not be successful, may reduce our cash reserves, may negatively affect our earnings and financial performance and, to the extent financed with the proceeds of debt, may increase our indebtedness. Further, depending on market conditions, investor perceptions of us and other factors, we might not be able to obtain financing on acceptable terms, or at all, to implement any such transaction. We cannot ensure that any acquisition, partnership or joint venture we make will not have a material adverse effect on our business, financial condition, and results of operations.

As part of growing our business, we may make acquisitions. If we fail to successfully select, execute or integrate our acquisitions, then our business, results of operations and financial condition could be materially adversely affected, and our stock price could decline.

Failure to successfully identify, complete, manage and integrate acquisitions could materially and adversely affect our business, financial condition and results of operations and could cause our stock price to decline.

From time to time, we may undertake acquisitions to add new products and technologies, acquire talent, gain new sales channels or enter into new markets or sales territories. In addition to possible stockholder approval, we may need approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable laws and regulations, and a failure to obtain such approvals and licenses could result in delays and increased costs and may disrupt our business strategy. Furthermore, acquisitions and the subsequent integration of new assets, businesses, key personnel, customers, vendors and suppliers require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

The deployment of artificial intelligence and robotics as a replacement to conventional brick and mortar stores may create social and ethical concerns that could indirectly affect use of our VenHub Smart Stores.

The deployment of autonomous systems in retail can lead to significant job displacement, as robots replace human workers in roles such as cashiers, restockers, and customer service representatives. This can result in public backlash and negative media coverage, especially in regions with already high unemployment rates. To mitigate these risks, the Company intends to address these concerns proactively by demonstrating commitment to workforce retraining programs or showing how automation can create new job opportunities in other areas.

Autonomous stores often utilize a variety of sensors and cameras to manage inventory, track purchases, and enhance customer experience. This raises concerns about privacy and the extent of surveillance. Consumers may be wary of being monitored so closely, and any misuse of data can lead to trust issues. Ensuring transparent communication about data use, implementing stringent data protection measures, and adhering to privacy laws are essential steps to mitigate these risks.

Robotic systems must be designed to be accessible to all customers, including those with disabilities. This includes physical accessibility to the store as well as the usability of automated systems. Failure to consider these factors can lead to exclusion and discrimination complaints, potentially resulting in legal consequences and harming the Company's reputation. Moreover, the introduction of high-tech solutions in retail can widen the socio-economic divide. Those with less access to technology or the internet might find themselves at a disadvantage, unable to benefit from the conveniences offered by autonomous stores. In addition, the use of artificial intelligence in customer interactions and inventory management involves decisions on how AI algorithms are developed and the biases they may contain. There is a risk that AI systems might make decisions that are perceived as unfair or discriminatory. Addressing these concerns involves investing in ethical AI development practices, including transparency in AI decision processes and ongoing monitoring for biased outcomes. In all such cases,

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Our management team will have broad discretion in making strategic decisions to execute their growth plans, and there can be no assurance that our management's decisions will result in successful achievement of our business objectives or will not have unintended consequences that negatively impact our growth prospects.

Our management team will have broad discretion in making strategic decisions to execute their growth plans and may devote time and Company resources to new or expanded solution offerings, potential acquisitions, prospective customers or other initiatives that do not necessarily improve our operating results or contribute to our growth. Management's failure to make strategic decisions that are ultimately accretive to our growth may result in unfavorable returns and uncertainty about our prospects, each of which could cause the price of the common stock to decline.

We and any manufacturing partners and suppliers may rely on complex machinery for production, which involves a significant degree of risk and uncertainty in terms of operational performance and costs.

We, any third-party manufacturing partners and suppliers may rely on complex machinery for the production, assembly, repair and maintenance of our robotic systems, which will involve a significant degree of uncertainty and risk in terms of operational performance and costs. Our operational facilities, and those of any third-party manufacturing partners and suppliers, consist or are expected to consist of large-scale machinery combining many components. These components may suffer unexpected malfunctions from time to time and will depend on repairs and spare parts to resume operations, which may not be available when needed. Unexpected malfunctions of these components may significantly affect the intended operational efficiency. Operational performance and costs can be difficult to predict and are often influenced by factors outside of our or any third-party manufacturing partners' and suppliers' control, such as, but not limited to, scarcity of natural resources, environmental hazards and remediation, costs associated with decommissioning of machines, labor disputes and strikes, difficulty or delays in obtaining governmental permits, damages or defects in electronic systems, industrial accidents, fire, seismic activity and natural disasters. Should operational risks materialize, they may result in the personal injury to or death of workers, the loss of production equipment, damage to production facilities, monetary losses, delays and unanticipated fluctuations in production, environmental damage, administrative fines, increased insurance costs and potential legal liabilities, all which could have a material adverse effect on our business, prospects, financial condition and operating results.

We may be unable to adequately control the costs associated with our operations.

We will require significant capital to develop and grow our business, including developing and producing our commercial robotic systems and other products, establishing or expanding design, research and development, production, operations and maintenance and service facilities and building our brand and partnerships. We have incurred and expect to continue incurring significant expenses which will impact our profitability, including research and development expenses, procurement costs, business development, operation and integration expenses as we build and deploy our autonomous store systems, and general and administrative expenses as we scale our operations, identify and commit resources to investigate new areas of demand and incur costs as a public Company. In addition, we may incur significant costs servicing, maintaining and refurbishing our robots, and we expect that the cost to repair and service our robots will increase over time as they age. Our ability to become profitable in the future will not only depend on our ability to complete the design and development of our autonomous store systems to meet projected performance metrics, identify and investigate new areas of demand and successfully market our autonomous store services, but also to sell, whether outright or through subscriptions, our systems at prices needed to achieve our expected margins and control our costs, including the risks and costs associated with operating, maintaining and financing our autonomous store systems. If we are unable to efficiently design, develop, manufacture, market, deploy, distribute and service our robots in a cost-effective manner, our margins, profitability and prospects would be materially and adversely affected.

Our ability to manufacture products of sufficient quality on schedule in the future is uncertain, and delays in the design, production and launch of our products could harm our business, prospects, financial condition and operating results.

Our future business depends in large part on our ability to execute our plans to design, develop, manufacture, market, deploy and service our products. We have designed our units to be assembled on site with minimal additional manufacturing requirements. However, we have yet to engage in full scale delivery of units. We may underestimate the costs and labor associated with both pre-assembly production and the delivery of our systems on a large scale.

We also plan to retain third-party vendors and service providers to engineer, design and test some of the critical systems and components of our units. While this allows us to draw from such third parties' industry knowledge and expertise, there can be no assurance such systems and components will be successfully developed to our specifications or delivered in a timely manner to meet our program timing requirements.

Laws, regulations and other legislative efforts related to climate change, environmental concerns and health and safety could result in increased operating costs, reduced demand for our products and services or the loss of future business.

Concerns over environmental pollution and climate change have produced significant legislative and regulatory efforts on a global basis, and we believe this will continue both in scope and in the number of countries participating. These changes could directly increase the cost of energy, which may have an effect on the way we manufacture or utilize energy in our autonomous smart stores. In addition, any new regulations or laws in the environmental area might increase the cost of raw materials or key components we use in our autonomous smart stores. Environmental regulations may require us to reduce product energy usage and to participate in compulsory recovery and recycling of our products or components. We are unable to predict how any future changes will impact us and if such impacts will be material to our business.

Further, climate change laws, environmental regulations, and other similar measures may have an effect on the operating activities of our customers, which may, in turn, reduce the demand for our products and services. To the extent increasing concentrations of greenhouse gases in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, floods and other climatic events, such events could have a material adverse effect on the Company and potentially subject the Company to further regulation.

We may become subject to new or changing governmental regulations relating to the design, manufacturing, marketing, distribution, servicing or use of our products, including as a result of climate change, and a failure to comply with such regulations could lead to withdrawal or recall of our products from the market, delay our projected revenues, increase cost or make our business unviable if we are unable to modify our products to comply.

Autonomous and robotic smart stores operate at the intersection of multiple regulatory environments, including retail, consumer safety, data protection, and advanced technologies involving robotics and artificial intelligence. Each jurisdiction may have distinct and possibly conflicting requirements, making compliance complex and burdensome. For example, specific licenses might be required to operate robotic equipment in public spaces, or there might be stringent regulations governing the sale of goods through automated systems or the collection of personal customer data. These conflicting regulatory schemes may limit our ability to provide the most sophisticated products and slow development for future offerings. Our initial model for deployment is to sell units and SaaS to our customers. We do not, currently, intend to operate the autonomous smart stores, with the exception of two flagship locations in California and Nevada. The burden of regulatory compliance will be eased by shifting liabilities to customers. However, this could result in fewer sales if we are unable to provide products that are not ultimately compliant across multiple jurisdictions and multiple layers of regulations.

We may become subject to new or changing international, federal, state and local regulations, including laws relating to the design, manufacturing, marketing, distribution, servicing or use of our products. Such laws and regulations may require us to pause sales and modify our products, which could result in a material adverse effect on our revenues and financial condition. Such laws and regulations can also give rise to liability such as fines and penalties, property damage, bodily injury and cleanup costs. Capital and operating expenses needed to comply with laws and regulations can be significant, and violations may result in substantial fines and penalties, third-party damages, suspension of production or a cessation of our operations. Any failure to comply with such laws or regulations could lead to the withdrawal or recall of our products from the market.

Climate change laws and environmental regulations could result in increased operating costs and reduced demand for our services.

Concerns over environmental pollution and climate change have produced significant legislative and regulatory efforts on a global basis, and we believe this will continue both in scope and in the number of countries participating. These changes could directly increase the cost of energy, which may have an effect on the way we operate our autonomous smart stores or utilize energy to deliver our services. In addition, any new regulations or laws in the environmental area might increase the cost of raw materials or key components we use in our autonomous smart stores. Environmental regulations may require us to reduce product energy usage and to participate in compulsory recovery and recycling of components from our autonomous smart stores. We are unable to predict how any future changes will impact us and if such impacts will be material to our business.

Further, climate change laws, environmental regulations and other similar measures may have an effect on the operating activities of our customers, which may, in turn, reduce the demand for our products and services. To the extent increasing concentrations of greenhouse gasses in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, floods and other climatic events, such events could have a material adverse effect on the Company and potentially subject the Company to further regulation.

We are subject to cybersecurity risks to our operational systems, security systems, infrastructure, integrated software in our products and data processed by us or third-party vendors.

Our business and operations involve the collection, storage, processing and transmission of personal data and certain other sensitive and proprietary data of collaborators, customers, and others. Additionally, we maintain sensitive and proprietary information relating to our business, such as our own proprietary information and personal data relating to our employees. An increasing number of organizations have disclosed breaches of their information security systems and other information security incidents, some of which have involved sophisticated and highly targeted attacks. We may be a target for attacks by state-sponsored actors and others designed to disrupt our operations or to attempt to gain access to our systems or data that is processed or maintained in our business. The ongoing effects of the COVID-19 pandemic have increased security risks due to personnel working remotely.

We are at risk for interruptions, outages and breaches of our: (a) operational systems, including business, financial, accounting, product development, data processing or production processes, owned by us or our third-party vendors or suppliers; (b) facility security systems, owned by us or our third-party vendors or suppliers; (c) transmission control modules or other in-product technology, owned by us or our third-party vendors or suppliers; (d) the integrated software in our autonomous smart stores; or (e) customer data that we processes or that our third-party vendors or suppliers process on our behalf. Because techniques used to obtain unauthorized access to or to sabotage information systems change frequently and may not be known until launched against a target, we may be unable to anticipate or prevent these attacks, react in a timely manner, or implement adequate preventive measures, and may face delays in our detection or remediation of, or other responses to, security breaches and other privacy-and security-related incidents. Such incidents could: materially disrupt our operational systems; result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information; compromise certain information of customers, employees, suppliers or others; jeopardize the security of our facilities or affect the performance of in-product technology and the integrated software in our autonomous smart stores. Certain efforts may be state-sponsored or supported by significant financial and technological resources, making them even more difficult to detect, remediate, and otherwise respond to.

We plan to include product services and functionality that utilize data connectivity to monitor performance and timely capture opportunities to enhance performance and for safety and cost-saving preventative maintenance. The availability and effectiveness of our services depend on the continued operation of information technology and communications systems. Our systems will be vulnerable to damage or interruption from, among others, physical theft, fire, terrorist attacks, natural disasters, power loss, war, telecommunications failures, viruses, denial or degradation of service attacks, ransomware, social engineering schemes, insider theft or misuse or other attempts to harm our systems. We intend to use our product services and functionality to log information about each unit's use in order to aid us in diagnostics and servicing. Our customers may object to the use of this data, which may require us to implement new or modified data handling policies and mechanisms, increase our unit maintenance costs and costs associated with data processing and handling, and harm our business prospects.

Although we are in the process of implementing certain systems and processes that are designed to protect our data and systems within our control, prevent data loss and prevent other security breaches and security incidents, these security measures cannot guarantee security. The IT and infrastructure used in our business may be vulnerable to cyberattacks or security breaches, and third parties may be able to access data, including personal data and other sensitive and proprietary data of us and our customers, collaborators and partners, our employees' personal data or other sensitive and proprietary data, accessible through those systems. Employee error, malfeasance or other errors in the storage, use or transmission of any of these types of data could result in an actual or perceived privacy or security breach or other security incident.

Moreover, there are inherent risks associated with developing, improving, expanding and updating our current systems, such as the disruption of our data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect our ability to manage our data and inventory, procure parts or supplies or manufacture, deploy, and service our autonomous smart stores, adequately protect our intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. We cannot be sure that these systems upon which we rely, including those of our third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If we do not successfully implement, maintain or expand these systems as planned, our operations may be disrupted, our ability to accurately and timely report our financial results could be impaired, and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results. Moreover, our proprietary information or intellectual property could be compromised or misappropriated, and our reputation may be adversely affected. If these systems do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

Any actual or perceived security breach or security incident, or any systems outages or other disruption to systems used in our business, could interrupt our operations, result in loss or improper access to, or acquisition or disclosure of, data or a loss of intellectual property protection, harm our reputation and competitive position, reduce demand for our products, damage our relationships with customers, partners, collaborators, or others or result in claims, regulatory investigations, and proceedings and significant legal, regulatory and financial exposure, and any such incidents or any perception that our security measures are inadequate could lead to loss of confidence in us and harm to our reputation, any of which could adversely affect our business, financial condition and results of operations. Any actual or perceived breach of privacy or security or other security incident impacting any entities with which we share or disclose data (including, for example, our third-party technology providers) could have similar effects. We expect to incur significant costs in an effort to detect and prevent privacy and security breaches and other privacy- and security-related incidents and may face increased costs and requirements to expend substantial resources in the event of an actual or perceived privacy or security breach or other incident.

We are subject to evolving laws, regulations, standards, policies and contractual obligations related to data privacy and security laws and regulations, and our actual or perceived failure to comply with such obligations could harm our reputation, subject us to significant fines and liability or otherwise adversely affect our business, prospects, financial condition and operating results.

We are subject to or affected by a number of federal, state and local laws and regulations, as well as contractual obligations and industry standards, that impose certain obligations and restrictions with respect to data privacy and security, and govern our collection, storage, retention, protection, use, processing, transmission, sharing and disclosure of personal information, including that of our employees, customers and others. Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities and others of security breaches involving certain types of data. Such laws may be inconsistent or may change, or additional laws may be adopted. In addition, our agreements with certain customers may require us to notify them in the event of a security breach. Such mandatory disclosures are costly, could lead to negative publicity, result in penalties or fines, result in litigation, may cause our customers to lose confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to and/or alleviate problems caused by the actual or perceived security breach.

The global data protection landscape is rapidly evolving, and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. We may not be able to monitor and react to all developments in a timely manner. For example, California adopted the California Consumer Privacy Act ("CCPA"), which became effective in January 2020. The CCPA establishes a privacy framework for covered businesses, including an expansive definition of personal information and data privacy rights for California residents. The CCPA includes a framework with potentially severe statutory damages and private rights of action. The CCPA requires covered businesses to provide new disclosures to California residents, provide them with new ways to opt-out of certain disclosures of personal information, and allow for a new cause of action for data breaches. Additionally, a new privacy law, the California Privacy Rights Act ("CPRA"), was approved by California voters in the November 3, 2020 election. The CPRA creates obligations relating to consumer data beginning on January 1, 2022, with implementing regulations expected on or before July 1, 2022, and enforcement beginning July 1, 2023. The CPRA significantly modifies the CCPA, potentially resulting in further uncertainty. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States. Other states have begun to propose and enact similar laws. For example, Virginia has enacted the Virginia Consumer Data Protection Act, which provides for obligations similar to the CCPA, and which will go into effect January 1, 2023. As we expand our operations, the CCPA, CPRA and other laws and regulations relating to privacy and data security may increase our compliance costs and potential liability. Compliance with any applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms to comply with such laws and regulations.

Additionally, as our international presence expands, we may become subject to or face increasing obligations under laws and regulations in countries outside the United States, many of which, such as the European Union's General Data Protection Regulation ("GDPR") and national laws supplementing the GDPR, as well as legislation substantially implementing the GDPR in the United Kingdom, are significantly more stringent than those currently enforced in the United States. The GDPR requires companies to meet stringent requirements regarding the handling of personal data of individuals located in the European Economic Area ("EEA"). The GDPR also includes significant penalties for noncompliance, which may result in monetary penalties up to the higher of €20 million or 4% of a group's worldwide turnover for the preceding financial year for the most serious violations. The United Kingdom's version of the GDPR, the UK GDPR, which it maintains along with its Data Protection Act (collectively, the "UK GDPR"), also provides for substantial penalties that, for the most serious violations, can go up to the greater of £17.5 million or 4% of a group's worldwide turnover for the preceding financial year. Many other jurisdictions globally are considering or have enacted legislation providing for local storage of data or otherwise imposing privacy, data protection and data security obligations in connection with the collection, use and other processing of personal data.

We publish privacy policies and other documentation regarding our collection, processing, use and disclosure of personal information and/or other confidential information. Although we endeavor to comply with our published policies and other documentation, we may at times fail to do so or may be perceived to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance, including if our employees, contractors, service providers or vendors fail to comply with our published policies and documentation. Such failures can subject us to potential action by governmental or regulatory authorities if they are found to be deceptive, unfair or misrepresentative of our actual practices. We are also aware of certain media reports relating to the use of our robots as elements in law enforcement surveillance efforts. As a general policy, we do not share data with law enforcement, except in certain narrow circumstances where (1) we are required to share data when served with a warrant or subpoena or (2) there are insurance claims, active incident investigations or acts of armed violence or theft attempts involving our personnel or property. Public perception of our involvement in such surveillance activities could harm our reputation, and consequently, our business prospects and financial condition. Any actual or perceived inability of us to adequately address privacy and security concerns or comply with applicable laws, rules and regulations relating to privacy, data protection or data security or applicable privacy notices, could lead to investigations, claims and proceedings by governmental entities and private parties, damages for contract breach, and other significant costs, penalties and other liabilities. Any such claims or other proceedings could be expensive and time-consuming to defend and could result in adverse publicity. Any of the foregoing may have an adverse effect on our business, prospects, results of operations and financial condition.

We are subject to U.S. and foreign anti-corruption and anti-money laundering laws and regulations. We can face criminal liability and other serious consequences for violations, which can harm our business, prospects, financial condition and operating results.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, and other anti-corruption, anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, business partners, third-party intermediaries, representatives and agents from authorizing, promising, offering or providing, directly or indirectly, improper payments or anything else of value to government officials, political candidates, political parties or commercial partners for the purpose of obtaining or retaining business or securing an improper business advantage.

We sometimes leverage third parties to conduct our business abroad, and our third-party business partners, representatives and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of our employees or these third parties, even if we do not explicitly authorize or have actual knowledge of such activities. The FCPA and other applicable laws and regulations also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with such laws, there can be no assurance that all of our employees, business partners, third-party intermediaries, representatives and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. Our exposure to violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions.

Any violations of the laws and regulations described above may result in whistleblower complaints, adverse media coverage, investigations, substantial civil and criminal fines and penalties, damages, settlements, prosecution, enforcement actions, imprisonment, the loss of export or import privileges, suspension or debarment from government contracts, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences, any of which could adversely affect our business, prospects, financial condition and operating results. In addition, responding to any investigation or action will likely result in a significant diversion of management's attention and resources and significant defense costs and other professional fees.

Being a public Company can be administratively burdensome and will significantly increase our legal and financial compliance costs.

In the event that we are successful in our "going public" strategy, as a public reporting Company, we will be subject to the information and reporting requirements of the Securities Act, the Exchange Act and other federal securities laws, rules and regulations related thereto, including compliance with the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), and the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). In addition, the listing requirements of any national securities exchange or other exchange and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will significantly increase our legal and financial compliance costs and will make some activities more time-consuming and costly. Among other things, we are required to:

- maintain and evaluate a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;
- maintain policies relating to disclosure controls and procedures;
- prepare and distribute periodic reports in compliance with our obligations under federal securities laws;

- institute a more comprehensive compliance function, including with respect to corporate governance; and
- involve, to a greater degree, our outside legal counsel and accountants in the above activities.

The costs of preparing and filing annual and quarterly reports, proxy statements and other information with the SEC and furnishing audited reports to stockholders is expensive and much greater than that of a privately-held Company, and compliance with these rules and regulations will require us to hire additional financial reporting, internal controls and other finance personnel, and will involve a material increase in regulatory, legal and accounting expenses and the attention of our board of directors and management. In addition, being a public Company makes it more expensive for us to obtain director and officer liability insurance. In the future, we may be required to accept reduced coverage or incur substantially higher costs to obtain this coverage. These factors could also make it more difficult for us to attract and retain qualified executives and members of our board of directors.

Although the JOBS Act may for a limited period of time somewhat lessen the cost of complying with these additional regulatory and other requirements, we nonetheless expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our business, results of operations and financial condition.

Our management as a group has limited experience in operating a publicly traded Company.

Our management team may not successfully or effectively manage operating as a public Company subject to significant regulatory oversight and reporting obligations under U.S. securities laws. Our executive officers as a group have limited experience in the management of a publicly traded Company. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of our Company. We may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies. Any failure by us to effectively and efficiently meet our obligations as a publicly traded Company could have a material adverse effect on our business, prospects, financial condition and operating results and/or result in legal liability or other negative consequences.

RISKS RELATED TO OWNERSHIP OF OUR COMMON STOCK

The Company's management has broad discretion over the use of proceeds from this offering, and the failure of management to allocate these funds effectively could seriously harm the business.

The Company's management will have broad discretion as to how to disburse the proceeds derived from any private offering and stockholders may not agree with how the proceeds are utilized. Investors will not have the opportunity to evaluate the information on which management bases its decisions regarding the proceeds are allocated. Management may not be successful in utilizing the proceeds from any private offering in ways that will yield favorable operating results.

Any future market price for the shares may be volatile.

Upon effectiveness and approval by the Nasdaq, the market price for the resulting shares is likely to be highly volatile, and subject to wide fluctuations in response to various factors including the following:

1. Actual or anticipated fluctuations in the Company's quarterly operating results and revisions to expected results;
2. Changes in financial estimates by securities research analysts;
3. Conditions in the U.S. financial markets
4. Changes to international, federal, state or local regulations related to artificial intelligence, automated retail technology, digital payment systems, personal data protection, and robotics.
5. Changes in the economic performance or market valuations of companies specializing in comparable companies having securities traded on a national exchange;

6. Announcements by the Company or its competitors of new services, strategic relationships, joint ventures or capital commitments;
7. Addition or departure of key personnel;
8. Litigation related to any assets or intellectual property; and
9. Sales or perceived potential sales of the shares.

In addition, securities markets have from time to time, and to a greater degree since 2007, experienced significant price and volume fluctuations that bear no relation to the operating performance of particular companies. These market fluctuations may also have a materially adverse effect on the market price of the Company's common shares. Furthermore, in the past, following periods of volatility in the market price of a public Company's securities, investors have frequently instituted securities class action litigation against that Company. Litigation of this kind could result in substantial costs and a diversion of management's attention and resources.

Following any offering or business combination, our principal stockholders will continue to own a significant percentage of our stock and be able to exert significant control or significant influence over matters subject to stockholder approval.

Following this offering, our executive officers, directors, and greater than 5% stockholders, in the aggregate, will continue to own a significant portion of our outstanding common stock. As a result, such persons or their appointees to our board of directors, acting together, will have the ability to significantly influence all matters submitted to our board of directors or stockholders for approval, including the appointment of our management, the election and removal of directors and the approval of any significant transaction, as well as our management and business affairs. In addition, certain of our existing principal stockholders have indicated an interest in purchasing up to an aggregate of approximately $4.5 million in shares of our common stock in this offering at the public offering price. If such principal stockholders were to purchase all of the shares, they have indicated an interest in purchasing in this offering, the ability of such persons, acting together, to control or significantly influence such matters will increase. This concentration of ownership may also have the effect of delaying or preventing a change of control of our Company or discouraging others from making tender offers for shares of our common stock, which could prevent our stockholders from receiving a premium for their shares. The interests of our principal stockholders may not always coincide with the interests of other stockholders, and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their common stock.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, as well as the way analysts and investors interpret our financial information and other disclosures. Securities and industry analysts do not currently, and may never, publish research on our business. If few, or no, securities or industry analysts commence coverage of us, our stock price could be negatively affected. If securities or industry analysts downgrade our common stock, or publish negative reports about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our stock price to decline and could decrease the trading volume of our common stock.

FINRA sales practice requirements may limit a stockholder's ability to buy and sell our common stock.

The Financial Industry Regulatory Authority, or FINRA, has adopted rules requiring that, in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative or low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA has indicated its belief that there is a high probability that speculative or low-priced securities will not be suitable for at least some customers. If these FINRA requirements are applicable to us or our securities, they may make it more difficult for broker-dealers to recommend that at least some of their customers buy our common stock, which may limit the ability of our stockholders to buy and sell our common stock and could have an adverse effect on the market for and price of our common stock.

We currently have no requirements to make any reports to the Securities and Exchange Commission.

Although we intend to have our securities traded on a national exchange and to submit periodic reports as required by the Securities Exchange Act of 1944, until such time, we have no obligations to make any reports, including quarterly reports, annual reports, or current reports in accordance with SEC compliance. As a Wyoming corporation, we are limited in our requirements to provide any books and records to current shareholders unless solely in compliance with Wyoming law.

General Risk Factors

We may face risks related to securities litigation that could result in significant legal expenses and settlement or damage awards.

We may in the future become subject to claims and litigation alleging violations of the securities laws or other related claims, which could harm our business and require us to incur significant costs. Significant litigation costs could impact our ability to comply with certain financial covenants under our credit agreement. We are generally obliged, to the extent permitted by law, to indemnify our current and former directors and officers who are named as defendants in these types of lawsuits. Regardless of the outcome, litigation may require significant attention from management and could result in significant legal expenses, settlement costs or damage awards that could have a material impact on our business, results of operation and financial condition.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

We are and may continue to be significantly impacted by the worldwide economic downturn due to pandemics, outbreaks of other contagious diseases and other catastrophic events.

The extent to which any catastrophic event affects our business and financial results will depend on future developments, including the duration of such event and the global response to it, its impact on capital and financial markets, its impact on global supply chains, and whether the impacts may result in temporary or permanent changes in consumer behavior among others, which are highly uncertain and cannot be predicted.

In addition, we cannot predict the impact any future pandemic, outbreak of other contagious diseases or other catastrophic events will have on our business partners and third-party merchants and suppliers, and we may be adversely impacted as a result of the adverse impact our business partners and third-party merchants and suppliers suffer. For example, if we are unable to maintain our automated systems due to technical issues, we may not be able to operate our automated smart stores as planned and scale our business. This impact would mean we'd need to raise additional capital in order to cover our operating expenses and meet our revenue targets. To the extent a pandemic or other catastrophic event adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this "*Risk Factors*" section. Any of the foregoing factors, or other cascading effects of the pandemic that are not currently foreseeable, could adversely impact our business, financial performance and condition and results of operations.

Description of Capital Stock

Common Stock

Our authorized Common Stock consists of 100,000,000 shares of Common Stock. As of the date of this Prospectus, there were 28,204,621 shares of Common Stock issued and outstanding.

Holders of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be issued upon completion of this offering will be fully paid and nonassessable. The holders of Common Stock have no preferences or rights of cumulative voting, conversion, pre-emptive or other subscription rights. There is no redemption or sinking fund provisions applicable to the Common Stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of Common Stock will be entitled to share ratably in any of our assets remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Series A Preferred Stock

In February 2023, the Company established a Series A Preferred Stock (the *"Series A Preferred"*). and authorized an aggregate of 100,0000 shares with a par value of $0.001 per share of Series A Preferred Stock to be issued. As of April 15, 2025, 100,000 shares of Series A Preferred Stock are issued and outstanding. The Series A Preferred Stock having voting rights equal to 1,000 votes per share and a conversion ratio of 379.35029 to 1.

Series B Preferred Stock

In February 2023, the Company established a Series B Preferred Stock (the *"Series B Preferred"*) and authorized an aggregate of 20,000,000 shares with a par value of $$0.001 per share. As of April 25, 2025, 603,570 shares of Series B Preferred Stock are issued and outstanding. Shares Series B Preferred Stock have no voting rights and convert, at the discretion of the Company, into 1 share of Common Stock of the Company for each share of Series B Stock.

Dividends

It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Warrants and Options

There are currently no warrants or options into any equity of the Company.

Transfer Agent and Registrar

Our transfer agent is VStock Transfer, LLC with an address of 18 Lafayette Place, Woodmere, NY 11598, and a phone number of (212) 828-8436.

VENHUB GLOBAL, INC.'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Throughout this section, unless otherwise noted "we," "us," "our," "Company," "VenHub," refers to VenHub Global, Inc., and its consolidated subsidiaries. You should read the following discussion and analysis in conjunction with VenHub's consolidated financial statements, which VenHub has prepared in accordance with GAAP, included elsewhere in this proxy statement. This discussion contains forward-looking statements that involve risks and uncertainties. VenHub's actual results and timing of events could differ materially from those anticipated in these forward-looking statements due to various factors, including those set forth under "Risk Factors" and elsewhere in this proxy statement/prospectus.

Overview

Business Model

VenHub Global, Inc. is a fully autonomous and robotic-operated store that utilizes advanced technologies such as artificial intelligence (AI) and smart inventory management systems to offer a seamless shopping experience for customers. The

Company intends VenHub technology to combine the convenience of a store with the efficiency of robotics. This will be achieved by providing customers with a unique shopping experience that will be fully autonomous and that operates 24/7. The Company believes that with its use of advanced sensors, artificial intelligence, and robotics, VenHub is designed to ensure that customers will always have access to products with a few taps on their smartphones. From scanning and purchasing products to bagging and delivering them, VenHub's robots will be able to take care of everything in a seamless and efficient manner. The store's artificial intelligence algorithm will be able to keep track of customer preferences, allowing it to tailor its offering to meet individual customer's tastes and preferences.

By eliminating the need for employees, VenHub offers store owners labor cost savings, paving the way for potential increased profits. Leveraging sensors, artificial intelligence, and robotics, VenHub promises a shopping adventure that is not only seamless but also deeply personal. With a tap of a smartphone, and let VenHub's robots whisk you through a journey, from scanning and purchasing products to bagging and delivering them with planned precision.

The VenHub was first displayed publicly on October 25, 2023 in Pasadena at the unveiling of its Alpha Smart Store with approximately 150 attendees.

At the core of VenHub will be an intelligent algorithm that understands your unique preferences, by tracking customer tastes and curating a selection that caters specifically to the customer.

VenHub aims to revolutionize the way people shop for their daily necessities, its vision is to create a world where shopping is effortless, convenient and accessible.

As of December 31, 2024, the Company has over 1,200 preorders from potential customers. The Company started fulfilling its orders in the first quarter of 2025, opening its first store in North Hollywood, CA in January and second store in Montrose, CA.

Key Factors Affecting Our Performance

Our Company is brand new and has no operating history. The Company was formed as a corporation in 2023. We have no established business operations, and it is unclear at this point which, if any, of our current and intended plans may come into fruition and, if they do, which ones will be a success. The Company has incurred a net loss and has not generated any revenue since its inception. There is no assurance that the Company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

Defects, failures or security breaches in and inadequate upgrades of, or changes to, our vending machines and its accompanying software could harm our business. The operation of our business depends on sophisticated software, hardware, computer networking and communication services that may contain undetected errors or may be subject to failures or complications. These errors, failures or complications may arise particularly when new, changed or enhanced products or services are added. Future upgrades, improvements or changes that may be necessary to expand and maintain our business could result in delays or disruptions or may not be timely or appropriately made, any of which could seriously harm our operations. Further, certain aspects of the operating systems relating to our business are provided by third parties, including telecommunications. Accordingly, the effectiveness of these operating systems is, to a certain degree, dependent on the actions and decisions of third parties over whom we may have limited control.

The Company depends on key personnel and faces challenges recruiting needed personnel. The Company's future success depends on the efforts of a small number of key personnel. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the Company will be successful in attracting and retaining the personnel the Company requires to operate and be innovative.

Key Components of Results of Operations

For the period January 31, 2023 (inception) to December 31, 2023

Revenues

We are currently pre-revenue as we continue to develop our prototype smart store.

General and administrative expenses

Our total operating expenses were $10,376,645. This was comprised of $8,766,437 of non-cash share based compensation, $614,166 in accrued payroll and compensation, $318,154 in advertising in relation to our crowdfunding efforts, $125,045 in contractor expense, $117,624 in legal expense, $114,649 in research and development, $76,998 in repairs and maintenance for our leased flex space, $54,861 in crowdfunding processing fees, $50,975 in office supplies, $46,673 in rent, $23,898 for our alpha event launch, $23,283 in travel, and $43,882 in miscellaneous expenses.

We incurred no other income or expense for the period.

As a result of the foregoing, we had a net loss of $10,376,645 for the period January 31, 2023 (inception) to December 31, 2023.

Liquidity and Capital Resources

As of December 31, 2023, we had negative working capital of $806,376 consisting of $46,670 in cash, offset by $20,179 in accounts payable and accrued expenses, $66,145 in deferred revenue relating to down payments for pre orders, $152,556 in current operating lease liability and $614,166 in accrued payroll and compensation.

Non-current assets included $245,350 in right of use asset, $155,963 in property and equipment - net and $16,074 in security deposits.

Non-current liabilities included $444,015 in right of use liability and $26,844 in loan payable – related party.

We used $566,791 of cash in operating activities which represented our net loss from continuing operations of $10,376,645 including $8,766,437 in share-based compensation, $596,571 of change in operating right of use liability, $614,166 of accrued compensation, $66,145 in deferred revenue, $20,179 in accounts payable, $7,780 in depreciation offset by $245,350 of change in operating right of use asset, and $16,074 in security deposits.

We used $163,743 in investing activities from the purchase of property and equipment.

We generated $777,294 of cash from financing activities consisting of $750,450 in proceeds from crowdfunding and $26,844 in proceeds from related party notes.

For the year ended December 31, 2024

Revenues

We are currently pre-revenue. However, we currently have approximately $350 million in non-binding pre orders across the United States and the globe. Since December 31, 2024 the Company has sold two stores for $500,000 of revenue.

General and administrative expenses

Our total operating expenses were $9,034,016. This was comprised of $4,515,182 of non-cash share based compensation, $1,270,000 in accrued payroll and compensation, $875,975 for research and development relating to developing and enhancing the smart store, $771,864 in advertising in relation to our crowdfunding efforts, $718,041 in contractor expense, $262,724 in legal and professional expense, $209,388 in travel, $103,648 in rent, $74,176 in software, $62,967 in dues and subscriptions $48,279 in depreciation, $46,298 in office supplies, $30,614 in utilities, $17,774 in repairs and maintenance, $14,938 in meals and entertainment and $12,148 in miscellaneous expenses.

We incurred $358,686 of other expense comprised of $165,889 in interest expense and $192,797 in change of fair value of convertible debt for the period.

As a result of the foregoing, we had a net loss of $9,392,702 for the year ended December 31, 2024.

Liquidity and Capital Resources

As of December 31, 2024, we had negative working capital of $106,637 consisting of $1,352,892 in cash, $900,543 in inventory, $88,704 in deferred offering cost $33,707 in prepaid expenses, offset by $491,868 in accounts payable, $137,895 in deferred revenue relating to down payments for pre orders, $174,254 in current operating lease liability and $1,678,466 in accrued payroll and compensation.

Non-current assets included $188,918 in right of use asset, $109,664 in property and equipment - net and $16,074 in security deposits.

Non-current liabilities included $3,542,797 in convertible debt at fair value, $269,761 in right of use liability and $65,889 in interest payable.

We used $3,981,894 of cash in operating activities which represented our net loss from continuing operations of $9,392,702 including $4,515,182 in share-based compensation, $1,064,300 in accrued payroll and compensation, $471,689 in accounts payable and accrued expenses, $192,797 of unrealized loss on convertible debt, $100,000 in amortization of debt issuance costs, $71,750 in deferred revenue, $65,889 in interest payable, $56,432 of change in operating right of use asset $48,279 in depreciation expense, offset by $900,543 in inventory, $152,556 of change of operating right of use liability, $88,704 of deferred offering cost, and $33,707 in prepaid expenses.

There were no cash flows from investing activities for the period.

We generated $5,288,026 of cash from financing activities consisting of $3,250,000 in proceeds from convertible notes, net, $1,529,803 in proceeds from crowdfunding, $535,067 in proceeds from common stock issuances, offset by $26,844 in proceeds from related party notes.

Critical Accounting Policies and Estimates

Accounting Principles

The consolidated financial statements and acCompanying notes are prepared in accordance with generally accepted accounting principles in the United States of America (GAAP).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary. All significant interCompany transactions and balances between the Company and its subsidiary are eliminated upon consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and acCompanying notes. Significant estimates and assumptions reflected in the consolidated financial statements include, but are not limited to, useful lives of property and equipment, valuation of deferred tax assets and liabilities, operating lease right-of-use assets and liabilities and deferred revenue. Actual results may differ materially from such estimates. Management believes that the estimates, and judgments upon which they rely, are reasonable based upon information available to them at the time that these estimates and judgments are made. To the extent that there are material differences between these estimates and actual results, the Company's consolidated financial statements will be affected.

Property and Equipment

Property and equipment primarily include computers and furniture are stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line method over 5 years.

Leasehold improvements are amortized over the lesser of the life of the lease or the estimated useful life of the leasehold improvements. Costs related to maintenance and repairs that do not extend the assets' useful life are expensed as incurred.

Income Taxes

The Company provides for income taxes in accordance with the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities for financial reporting and for income tax reporting. The deferred tax asset or liability represents the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. A valuation allowance is established for any deferred tax asset for which it is determined that it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company utilizes a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with the asset and liability method. The first step is to evaluate the tax position for recognition by determining whether evidence indicates that it is more likely than not that a position will be sustained if examined by a taxing authority.

The second step is to measure the tax benefit as the largest amount that is 50% likely of being realized upon settlement with a taxing authority. There were no amounts recorded at December 31, 2023 and 2022 related to uncertain tax positions.

Fair Value of Financial Instruments

The Company accounts for certain assets and liabilities at fair value in accordance with the accounting guidance applicable to fair value measurements and disclosures.

The carrying values of cash, cash equivalents, accounts payable, deferred revenues, interest payable, loan payable, due to related parties, operating lease liabilities and accrued liabilities and other payables are deemed to be reasonable estimates of their fair values because of their short-term nature.

Research and Development Costs

Research and development expenses are expensed as incurred and include all material and labor costs in developing our alpha unit.

Recently Issued Accounting Pronouncements

For a detailed discussion on recent accounting pronouncements, see Note 2 to the consolidated financial statements included elsewhere in this prospectus.

Contingencies

The Company records accruals for contingencies and legal proceedings expected to be incurred in connection with a loss contingency when it is probable that a liability has been incurred and the amount can be reasonably estimated.

If a loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of possible loss, would be disclosed.

Off-Balance Sheet Arrangements

VenHub has no off-balance sheet arrangements including arrangements that would affect the Company's liquidity, capital resources, market risk support and credit risk support or other benefits.

REGULATORY INFORMATION

Disqualification and Compliance Failure

Neither the Company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding. The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

VenHub Global, Inc.

(a Delaware Corporation)

December 31, 2024
Consolidated Financial Statements

VENHUB GLOBAL INC.

INDEX



ROSENBERG RICH BAKER BERMAN, P.A.

www.rrbb.com

265 Davidson Avenue, Suite 210 • Somerset, NJ 08873-4120 • Phone 908-231-1000 • Fax 908-231-6894

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of VenHub Global, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of VenHub Global, Inc. (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2024 and for the period January 31, 2023 (inception) through December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the year ended December 31, 2024 and for the period January 31, 2023 (inception) through December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's operating losses, working capital deficit and negative cash flows from operations raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Rosenberg Rich Baker Berman, P.A.

We have served as the Company's auditor since 2024.

Somerset, New Jersey
March 28, 2025

VENHUB GLOBAL, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2024	December 31, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,352,892	$ 46,760
Inventory	900,543	-
Deferred offering cost	88,704	-
Prepaid expenses	33,707	-
Total current assets	2,375,846	46,760
Non-current assets		
Security deposit	16,074	16,074
Property and equipment, net	109,664	155,963
Right of use asset	188,918	245,350
Total non-current assets	314,656	417,387
Total assets	$ 2,690,502	$ 464,147
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities		
Accounts payable	$ 491,868	$ 20,179
Deferrred revenue	137,895	66,145
Current operating lease liability	174,254	152,556
Accrued payroll and compensation	1,678,466	614,166
Loan payable - related party	-	26,844
Total current labilities	2,482,483	879,890
Noncurrent liabilities		
Interest payable	65,889	-
Right of use liability	269,761	444,015
Convertible debt at fair value	3,542,797	-
Total noncurrent liabilities	3,878,447	444,015
Total liabilities	6,360,930	1,323,905
Commitments and contingencies (note 3 and 7)		
Stockholders' deficit		
Preferred Stock A - $0.001 par value; 100,000 shares authorized; 100,000 shares issued and outstanding as of December 31, 2024 and December 31, 2023	100	100
Preferred Stock B- $0.001 par value; 20,000,000 shares authorized; 593,742 shares issued and outstanding as of December 31, 2024 and 317,677 as of December 31, 2023	594	318
Common stock - $0.001 par value; 100,000,000 shares authorized; 26,500,959 shares issued and outstanding as of December 31, 2024 and 24,454,000 as of December 31, 2023	26,501	24,454
Additional paid-in capital	16,071,724	9,492,015
Accumulated deficit	(19,769,347)	(10,376,645)
Total stockholders' deficit	(3,670,428)	(859,758)
TOTAL LIABILITIES & STOCKHOLDERS' DEFICIT	$ 2,690,502	$ 464,147

The accompanying notes are an integral part of these consolidated financial statements.

VENHUB GLOBAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,	For the Period January 31, 2023 (inception) to December 31,
	2024	**2023**
Revenue		
Sales	$ -	$ -
Total revenue	-	-
Cost of goods sold		
Direct costs	-	-
Total cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative expenses	6,888,041	9,647,830
Payroll and compensation	1,270,000	614,166
Research and development	875,975	114,649
Total operating expenses	9,034,016	10,376,645
(Loss) from operations	(9,034,016)	(10,376,645)
Other expenses		
Interest expense	165,889	-
Change in fair value of convertible debt	192,797	-
Total other expenses	358,686	-
Income tax provision	-	-
Net (loss)	(9,392,702)	(10,376,645)

The accompanying notes are an integral part of these consolidated financial statements.

.

VENHUB GLOBAL, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

FOR THE PERIOD JANUARY 31, 2023 (INCEPTION) TO DECEMBER 31, 2023

	Common Stock		Preferred Stock A		Preferred Stock B		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Number of Shares	Amount	Number of shares	Amount	Number of shares	Amount			
Beginning, January 31, 2023	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of preferred stock A	-	-	100,000	100	-	-	(100)	-	-
Issuance of common stock	24,454,000	24,454	-	-	-	-	8,741,983	-	8,766,437
Issuance of preferred stock B, crowdfunding	-	-	-	-	317,677	318	750,132	-	750,450
Net loss	-	-	-	-	-	-	-	(10,376,645)	(10,376,645)
Ending December 31, 2023	24,454,000	$ 24,454	100,000	$ 100	317,677	$ 318	$ 9,492,015	$ (10,376,645)	$ (859,758)

The accompanying notes are an integral part of these consolidated financial statements.

4

VENHUB GLOBAL, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2024

	Common Stock		Preferred Stock A		Preferred Stock B		Paid-In Capital	Accumulated Deficit	Stockholders' Deficit
	Number of Shares	Amount	Number of shares	Amount	Number of shares	Amount			
Beginning, January 1, 2024	24,454,000	$ 24,454	100,000	$ 100	317,677	$ 318	$ 9,492,015	$ (10,376,645)	$ (859,758)
Issuance of common stock	1,981,224	1,980	-	-	-	-	4,515,182	-	4,517,162
Stock purchase agreement	65,735	67	-	-	-	-	535,000		535,067
Issuance of preferred stock B, crowdfunding	-	-	-	-	276,065	276	1,529,527	-	1,529,803
Net loss	-	-	-	-	-	-	-	(9,392,702)	(9,392,702)
Ending December 31, 2024	26,500,959	$ 26,501	100,000	$ 100	593,742	$ 594	$ 16,071,724	$ (19,769,347)	$ (3,670,428)

The accompanying notes are an integral part of these consolidated financial statements.

5

VENHUB GLOBAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2024	For the Period January 31, 2023 (inception) to December 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss)	$ (9,392,702)	$ (10,376,645)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense	48,279	7,780
Inventory	(900,543)	-
Deferred offering cost	(88,704)	-
Share based compensation	4,515,182	8,766,437
Interest payable	65,889	-
Amortization of debt issuance costs	100,000	-
Unrealized loss on convertible notes	192,797	-
Prepaid expenses	(33,707)	-
Deferred revenue	71,750	66,145
Security deposit	-	(16,074)
Change in operating right of use asset	56,432	(245,350)
Change in operating use of liability	(152,556)	596,571
Accounts payable	471,689	20,179
Accrued payroll and compensation	1,064,300	614,166
Net cash (used) in operating activities	(3,981,894)	(566,791)
CASH FLOWS FROM INVESTING ACTIVITIES		
Property and equipment, net	-	(163,743)
Net cash (used) in investing activities	-	(163,743)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from crowdfunding	1,529,803	750,450
Proceeds from convertible note, net	3,250,000	-
Proceeds from stock purchase agreements	535,067	-
Proceeds (repayments) from related party notes	(26,844)	26,844
Net cash provided by financing activities	5,288,026	777,294
Net increase in cash and cash equivalents	1,306,132	46,760
Cash and cash equivalents, beginning of period	46,760	-
Cash and cash equivalents, end of period	$ 1,352,892	$ 46,760
Supplemental non-cash investing and financing activities		
Issuance of founders shares	-	20,000,000
Common stock issued for service	1,979,224	4,454,000
Operating lease right of use asset in exchange for right of use liability	-	245,350
Issuance of Series A Preferred stock to founders	-	100,000
Sales of Series B Preferred stock	1,511,288	317,677

The accompanying notes are an integral part of these consolidated financial statements.

1. **ORGANIZATION AND LINE OF BUSINESS**

VenHub, Global Inc. (which may be referred to as the "Company", "we," "us," or "our" doing business as Venhub) was registered in Wyoming on January 31, 2023, as Autonomous Solutions Inc. On August 15, 2024, the Company redomiciled from Wyoming to Delaware and also renamed the Company to VenHub Global, Inc. ("VenHub").

The Company is a business-to-business operation that provides an innovative approach to the retail industry, specifically in the convenance store sector.

VenHub is a fully autonomous and robotic-operated store that utilizes advanced technologies such as artificial intelligence (AI) and smart inventory management systems to offer a seamless shopping experience for customers.

On September 16, 2024, the Company created three wholly owned subsidiary limited liability companies:

VenHub, LLC to manage manufacturing, assembly and installation of units.

VenHub, Services LLC to provide software-as-a-service (SaaS) and ongoing maintenance services.

VenHub IP, LLC to hold and manage the Company's intellectual property.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("U.S. GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Going Concern

As of December 31, 2024, the Company has developed its prototype, however, has not produced any revenue and will likely incur losses prior to achieving profitability. The Company has incurred losses since inception, has a working capital deficit, and negative cash flows from operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 6) and funds from revenue producing activities from fulfilling the pre order list. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

Inventory

Inventories are stated at the lower of cost or estimated realizable value. The Company determines the cost of inventory using the first-in, first-out, or FIFO, method. The Company capitalizes inventory costs associated with the Company's product based on management's judgment, future commercialization is considered probable, and the future economic benefit is expected to be realized; otherwise, such costs are expensed as research and development. The following table illustrates inventory as of December 31, 2024, and 2023:

	2024	2023
Raw material	751,574	-
Work in progress	148,969	-
Inventory	$ 900,543	$ -

Reclassification

Certain amounts reported in the prior year financial statements have been reclassified to conform to the current year's presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the acCompanying financial statements include recording of depreciation and amortization based on estimated useful lives of property and equipment and the fair value of shares issued for compensation.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2024, the Company had $1,352,892 cash on hand and no cash equivalents. At December 31, 2023 the Company had $46,760 of cash on hand and no cash equivalents.

InterCompany Transactions

The Company engages in transactions with its subsidiaries and other related entities as part of its normal business operations. These transactions are conducted on terms and conditions that are similar to those with third parties.

Property and Equipment

Property and equipment will be recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income. As of December 31, 2024, the Company had $109,664 of property and equipment, net.

Depreciation will be provided using the straight-line method, based on useful lives of the assets, which the Company estimates is 5 years. The Company's property and equipment is comprised of machinery and equipment and leasehold improvements whose useful life is the lesser of the remaining lease term or estimated useful life.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2024.

Depreciation expense for the year ended December 31, 2024, was $48,622 and $7,780 for the period from January 31, 2023 (inception) to December 31, 2023.

Deferred Revenue

Deferred revenue is a liability on the Company's balance sheet that represents payment for preorders of the Company's stores. Deferred revenue is recognized as earned revenue on the income statement as the good or service is delivered to the customer.

Fair Value Measurements

U.S. GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Refer to Note 11 for liabilities measured at fair value at December 31, 2024 and there were none required for December 31, 2023.

Revenue Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606 – Revenue from Contracts ("ASC 606") using the 5 step process:

1) Identify the contract with a customer.
2) Identify the performance obligations in the contract.
3) Determine the transaction price.
4) Allocate the transaction price.
5) Recognize revenue when the entity satisfies a performance obligation.

For the periods presented in the financials, there was no revenue as the Company is still developing its product.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. All advertising expenses are in relation to the Company's crowdfunding efforts (see Note 6). The Company incurred $771,864 and $318,154 advertising expense for the year ended December 31, 2024, and for the period January 31, 2023 (inception) through December 31, 2023, respectively.

Research and Development

Research and development costs are charged to operations when incurred and are included in operating expenses. All research and development costs relate to developing our prototype smart store. Costs incurred for the year ended December 31, 2024, were $875,975. For the period January 31, 2023 (inception) through December 31, 2023, the Company incurred $114,649 of research and development expense.

The Company met the criteria for capitalization of costs related to products to be sold at the beginning of the fourth quarter of 2024. The smart store is ready for commercial production which is supported by conclusive design approvals, market testing, and validated production processes. Subsequent costs incurred to set up production and the transition to a commercial production phase began resulting in capitalization of product costs, rather than expensing them as research and development. See our inventory accounting policy for further information.

Share-Based Compensation

The Company recognizes expense for its share-based compensation based on the fair value of the awards at the time they are granted. For the purposes of estimating share-based compensation expense for these awards, the Company estimates the fair value of common stock issued at or near the date of grant using a combination of an income approach and a market approach under Section 409A of the United States Internal Revenue Code. Share-based compensation is included in general and administrative expenses. Refer to Note 8 for more information.

Convertible Notes

The Company has elected to account for all of its Notes using the fair value option in accordance with ASC 825. Management has made this election in order to combine the accounting for the embedded derivative features created by the contingent call and put options within the Notes. The aggregate unpaid principal balance of the 2024 Notes is $3,250,000. There were no convertible notes in 2023. The Company has recognized $192,797 in change in fair value of convertible debt associated with instrument-specific credit risk for the year ended December 31, 2024. There was no unrealized gain or loss for the year ended December 31, 2024. The fair value of the notes is determined based a combination of changes in the federal funds rate, as well as a Black Scholes model for the embedded derivative and is classified as level 3 within the fair value hierarchy. The fair value of the Convertible Notes may change significantly as additional data is obtained, impacting the Company's assumptions regarding probabilities of outcomes used to estimate the fair value of these liabilities. The estimates of fair value may not be indicative of the amounts that could be realized in a current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact the Company's results of operations in future periods.

Based on the Company's election of the fair value option, debt issuance costs of $100,000 were expensed immediately. For more information, refer to Note 10 and Note 11.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"). ASU 2023-07 requires annual and interim disclosure of significant segment expenses that are regularly provided to the chief operating decision maker ("CODM"), the disclosure and description of other segment items, the inclusion of all current annual disclosures about a reportable segment in interim periods, allows for disclosure of multiple measures of a reportable segment's profit or loss, requires disclosure of the CODM's title and position, and requires a description of how the CODM uses reported measures in assessing the performance of reportable segments and in making decisions pertaining to allocation of resources. ASU 2023-07 is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company has adopted this standard. See Note 13 for further information.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU 2023-09"). ASU 2023-09 requires the annual disclosure of specific categories in the rate reconciliation and additional information for the reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). ASU 2023-09 is effective for annual periods beginning after December 15, 2024, with early adoption permitted for annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating this ASU to determine its impact on the Company's disclosures.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses, that requires disclosures of disaggregated information about certain prescribed expense categories within relevant income statement expense captions. This standard is effective for annual reporting of fiscal years beginning after December 15, 2026, and for interim periods in the following year, with early adoption permitted. This standard should be applied prospectively, with retrospective application permitted. In January 2025 the FASB issued ASU 2025-01, which revised the effective date to December 15, 2027. We are currently evaluating the impact of adopting this standard on our disclosures.

In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2024-04, Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which clarify the requirements related to accounting for the settlement of a debt as an induced conversion. ASU 2024-04 is intended to improve the relevance and consistency in application of the induced conversion guidance in Subtopic 470-20 for convertible debt instruments with cash conversion features and debt instruments that are not currently convertible. ASU 2024-04 is effective for fiscal years beginning after December 15, 2025, with early adoption permitted. We are currently evaluating the impact of this ASU on our financial statements and disclosures.

3.   **COMMITMENTS AND CONTINGENCIES**

From time to time, the Company may be involved in lawsuits, claims, investigations, and proceedings arising out of the ordinary course of business. As of December 31, 2024, there are no matters pending that, in the opinion of management and legal counsel, are expected to have a material adverse effect on the Company's financial position or results of operations. Any costs relating to these matters are recognized when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

See Note 7 for lease commitments.

4.   **SHARE CAPITAL**

Amendment to Stock Share Classes

In February 2023 the Company filed with Wyoming Secretary of State to amend the number, par value, and class of shares the Company will have authority to issue. The Company is authorized to issue 100,000,000 Common shares with 1 vote a share, 100,000 Preferred Class A shares, which can convert at 1000/1 to common shares at 2,000 votes a share, and 20,000,000 Preferred Class B shares which can convert at 1/1 common shares with no voting rights, all at the Company's discretion and each with a specified par value of $0.001. No preferred or commons shares have the right to receive dividends.

On November 26, 2024, the Company amended its certificate of incorporation such that Class A Preferred conversion ratio was changed from 1000/1 to 379.35029/1 per share.

5.   **RELATED PARTY TRANSACTIONS**

As of December 31, 2024, the Company owed $0 in related party notes. As of December 31, 2023, the Company owed $26,844 to SSO Inc., a related party controlled by the Chief Executive Officer. These funds were to help pay for operational expenses and working capital. This note does not accrue interest and there are no set repayment terms.

As of December 31, 2024, the Chief Executive Officer had $802,083, the President $791,383 and the Chief Financial Officer $85,000, respectively, in accrued compensation that they have voluntarily deferred until future periods. Payments of $40,700, $130,000 and $35,000 were made to each respectively during the year ended December 31, 2024. As of December 31, 2023 both the Chief Executive Officer and President had each $307,083 in accrued compensation that they voluntarily deferred until future periods.

On February 1, 2023, the Company issued 100,000 series A shares and 20,000,000 common founder shares to SSO Inc., an entity controlled by our Chief Executive Officer.

Refer to Note 9 for related party stock purchase agreements.

6.   CROWDFUNDING OFFERING

The Company is offering (the "Crowdfunded Offering") up to $5,000,000 of Preferred Stock B class shares. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $5,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. The Company achieved the minimum raise as of December 31, 2024. The Company issued a total of 276,065 shares for the year ended December 31, 2024, from $5.93 to $9.94 a share for net proceeds of $1,529,803. There were 317,677 shares issued from $2.83 to $5.94 for the period January 31, 2023 (inception) to December 31, 2023, totaling net proceeds of $750,450, related to the crowdfunding.

7.   LEASES

Operating Leases

For leases with a term of 12 months or less, the Company is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities, and we recognize lease expense for such leases on a straight-line basis over the lease term.

On August 7, 2023, the Company signed a lease for new office space in Pasadena, which has a fixed 3% increase annually expiring in April 2027. The Company analyzed this lease and determined that this agreement meets the definition of a lease under ASU 842, Leases, as it provides management with the exclusive right to direct the use of and obtain substantially all of the economic benefits from the identified leased asset, which is the office space and showroom. Management also analyzed the terms of this arrangement and concluded it should be classified as an operating lease, as none of the criteria were met for finance lease classification. As there was only one identified asset, no allocation of the lease payments was deemed necessary. Management did not incur any initial direct costs associated with this lease. Per review of the lease agreement, there was no variable terms identified and there is no implicit rate stated. Therefore, the Company determined the present value of the future minimum lease payments based on the incremental borrowing rate of the Company. The incremental borrowing rate was determined to be 8.5%, as this is the rate which represents the incremental borrowing rate for the Company, on a collateralized basis, in a similar economic environment with similar payment terms.

The future minimum payments on operating leases for each of the next five years and in the aggregate amount to the following:

2025	$	203,949
2026		212,107
2027		72,324
Total lease payments		488,380
Less: present value discount		-44,365
Total operating lease liabilities		444,015
Less current portion		174,254
Long term portion		269,761

The weighted-average remaining term of the Company's operating leases was 2.5 years and the weighted-average discount rate used to measure the present value of the Company's operating lease liabilities was 8.5% as of December 31, 2024.

Right of use assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease right of use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company's leases does not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease right of use asset also includes lease incentives. The Company's lease terms include an option to extend or terminate the lease and it is reasonably certain that the Company will exercise that option to extend. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

In determining the discount rate to use in calculating the present value of lease payments, the Company estimates the rate of interest it would pay on a collateralized loan with the same payment terms as the lease by utilizing bond yields traded in the secondary market to determine the estimated cost of funds for the particular tenor.

8. SHARE BASED COMPENSATION

The Company has issued stock to certain third-party contractors and directors of the Company in exchange for services provided. All stock issued to third parties vested immediately upon issuance. The Company issued a total of 1,981,224 and 3,984,744 shares of common stock and recognized share-based compensation expense for these awards totaling $4,515,182 and $8,766,437 for the year ended December 31, 2024, and for the period January 31, 2023 (inception) to December 31, 2023, respectively.

On August 15, 2024, the Company ratified and approved all equity issuances which were dually authorized and paid in full since inception.

9. STOCK PURCHASE AGREEMNTS

On January 21, 2024, the Company signed a stock purchase agreement, for 14,000 shares for gross proceeds of $35,000 with a third-party investor.

On April 10, 2024, the Company signed a stock purchase agreement with a member of the Board of Advisors for 35,524 shares and for gross proceeds of $200,000.

On July 15, 2024, the Company signed a stock purchase agreement with a member of the Board of Advisors for 30,211 shares and for gross proceeds of $300,000.

10. CONVERTIBLE NOTE

On August 16, 2024 and December 2, 2024, the Company executed convertible promissory note purchase agreements (the "Purchase Agreements") with a third-party investor VenHub would issue a series of notes

(individually the "Note" and collectively, the "Notes") as part of a private, unregistered offering. The Purchase Agreements provided for the following terms for Notes to be issued:

- Maturity date ending five years from execution of each Note (the "Maturity Date")
- Interest is payable semiannually on February 15 and August 15, beginning February 15, 2025 (the "Interest Payment Date")
- Interest accrues based on a 360-day year
- Interest is payable (i) in kind ("PIK Interest") which is added to the principal amount of each Note and (ii) in cash ("Cash Interest") on each Interest Payment Date
- Interest rates for the first year ending August 15, 2025, are 9% for PIK interest and 3% for Cash Interest
- Interest rates increase each of the following two years beginning August 16 to a maximum of 12% PIK Interest and 6% Cash Interest
- Unpaid interest and principal are due in cash at the Maturity Date

On August 19, 2024, the Company executed two Notes with one investor each for a combined $1,000,000 in note principal. On December 3, 2024, the Company executed one Note with one investor for $200,000 in note principal. On December 4, 2024, the Company executed three Notes with three investors for a combined $1,483,000 in note principal. On December 6, 2024, the Company executed two Notes with two investors for a combined $667,000 in note principal. All amounts in principal total $3,350,000 and $100,000 of debt issuance costs were expensed due to the election of the fair value option.

The Notes have repayment and conversion features, as described in the following:

1. Upon execution of a financing or series of financings for gross cash proceeds of at least $25 million, including issuance of Notes (a "Qualified Financing") prior to a business combination, as defined in the Notes (a "Business Combination"):

   Note shall be, at the election of the Holder, (i) converted into a number of shares of Common Stock equal to the quotient obtained by dividing (A) the Outstanding Principal Balance on this Note as of the Conversion Date by (B) six dollars ($6.00) and rounding down to the nearest whole number of shares, (ii) redeemed for cash by the Company at a value equal to 1.2 multiplied by the MOIC, or (iii) both converted into shares of Common Stock and redeemed for cash at an aggregate value equal to 1.2 multiplied by the MOIC in such proportion as determined by the Holder.

2. Upon execution of a Qualified Financing after a Business Combination, but prior to August 19, 2025:

   Note shall be, at the election of the Holder, (i) converted into shares of Common Stock at the then applicable Note Conversion Price (defined below), (ii) redeemed for cash by the Company at a value equal to 1.2 multiplied by the MOIC, or (iii) both converted into shares of Common Stock and redeemed for cash at an aggregate value equal to 1.2 multiplied by the MOIC in such proportion as determined by the Holder.

3. At any time following the consummation of a Business Combination and prior to the Maturity Date:

   The Holder of the Note may elect to convert the Note at the then-applicable Note Conversion Price (defined below), subject to the Optional Redemption by the Company (defined below).

   Note Conversion Price

   (i)   Following the consummation of a Business Combination by the Company and for sixty (60) days thereafter, the quotient obtained by dividing (A) the Outstanding Principal Balance on this Note as of the Conversion Date by (B) $7.50 and rounding down to the nearest whole number of shares.

   (ii)   From the date that is sixty (60) days following the consummation of a Business Combination until the first anniversary of the consummation of the Business Combination, the quotient obtained by dividing (A) the Outstanding Principal Balance on this Note as of the Conversion Date by (B) the product obtained by multiplying (y) the trailing 20-day volume weighted average price ("VWAP") per share of the Common Stock on Nasdaq as of the Conversion Date and (z) 0.8, and rounding down to the nearest whole number of shares.

    (iii)   From the first anniversary of the consummation of the Business Combination until the second anniversary of the consummation of the Business Combination, the quotient obtained by dividing (A) the Outstanding Principal Balance on this Note as of the Conversion Date by (B) the product obtained by multiplying (y) the 20-day VWAP per share of Common Stock on Nasdaq measured as of the Conversion Date and (z) 0.85 and rounding down to the nearest whole number of shares.

    (iv)   From the second anniversary of the consummation of the Business Combination until the Maturity Date, the quotient obtained by dividing (A) the Outstanding Principal Balance on this Note as of the Conversion Date by (B) the product obtained by multiplying (y) the 20-day VWAP per share of Common Stock on Nasdaq measured as of the Conversion Date and (z) 0.9, and rounding down to the nearest whole number of shares.

4. Optional Redemption by the Company:

At any time after August 19, 2026, and prior to the Maturity Date, at the Company's option upon at least one (1) Business Day's prior written notice, the Company may redeem for cash all (but not less than all) of the Outstanding Principal Balance on this Note at a price equal to 1.25 multiplied by the MOIC (defined below):

MOIC

A multiple of invested capital, to be calculated as follows: (i) the sum of all amounts received in cash by the Holder (including, without limitation, interest paid in cash and PIK Interest) in respect of the Outstanding Principal Balance evidenced by this Note divided by (ii) the Initial Outstanding Principal Balance; for the avoidance of doubt the Outstanding Principal Balance shall be reduced by the amount of any portion of the Note that has been converted.

5. In the event that the Company does not consummate a Business Combination or Qualified Financing on or before February 19, 2026:

The Company shall redeem all (but not less than all) of the Outstanding Principal Balance on this Note including any accrued and unpaid interest (including PIK Interest), by no later than April 30, 2026.

11.   FAIR VALUE MEASUREMENT

The following tables present information about the Company's financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values. There were no transfers between fair value measurement levels during the year ended December 31, 2024 or for the period January 31, 2023 (inception date) to December 31, 2023.

The Company's financial assets and liabilities measured at fair value at December 31, 2024 are as follows:

		Fair Value Measurements as of December 31, 2024			
		(Level 1)	(Level 2)	(Level 3)	Total
Liabilities:					
Convertible debt at fair value		$ -	$ -	$3,542,797	$3,542,797

The derivative portion of the convertible note was valued using a Black-Scholes simulation model. As a result of the election to apply the fair value option, the value of the conversion feature is not separately presented on the balance sheet.

The following assumptions were used in determining the fair value of the convertible notes as of December 31, 2024:

	December 31, 2024
Risk free right	4.83%
Stock price	$4.56
Dividend yield	0%
Volatility	67%

12. **INCOME TAXES**

No provision or benefit for federal or state income taxes has been recorded, as the Company has incurred a net loss for the periods presented, and the Company has provided a full valuation allowance against its deferred tax assets.

At December 31, 2024 and 2023, the Company had combined federal and California net operating loss carryforwards of approximately $3,932,470 and $996,165, respectively however, the amount of taxable income that can be offset in a future year is limited to 80% of that year's taxable income.

A net operating loss for federal income taxes does not expire. The California net operating loss expires beginning in 2043.

Utilization of net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code, and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.
Deferred Tax Assets and Liabilities

Significant components of the Company's net deferred tax assets as of December 31, 2024, and 2023, are as follows:

	Year ended December 31,	
Deferred tax assets (liabilities):	2024	2023
Net operating loss carryforwards	$ 1,166,108	$ 277,661
Equity Based Compensation	3,701,986	2,443,469
R&D Expenses	219,744	-
Change in fair value of note	53,738	
Accrued Expenses	353,987	171,186
Depreciation and amortization	-	(780)
Total gross deferred tax assets	5,495,563	2,891,536
Less: valuation allowance	(5,495,563)	(2,891,536)

A valuation allowance is required to be recorded when it is not more likely than not that some or all of the Company's deferred tax assets will be realized. Given the Company's cumulative losses and lack of sufficient taxable income history, a full valuation allowance has been recorded against its net deferred tax assets.
The Company has no uncertain tax positions at December 31, 2024 and 2023.

Since the Company is in a loss carryforward position, the Company is generally subject to US federal and state income tax examinations by tax authorities for all years for which a loss carryforward is available.

Effective Tax Rate Reconciliation

The Company's effective income tax rate for the years ended December 31, 2024, and 2023 differs than what would be expected if the federal statutory rates were applied to income from continuing operations primarily due to the following:

	Year ended December 31,	
	2024	**2023**
U.S. statutory rate	21%	21%
California state corporate income tax rate, net of federal benefit	6.98%	6.98%
Total statutory tax rates	27.98%	27.98%
Less valuation allowance	-27.98%	-27.98%
Net	-	-

The valuation allowance increased by $ 2,733,136 and $ 2,891,536 during the years ended December 31, 2024, and 2023, respectively.

13. **SEGMENT REPORTING**

The Company is managed at the consolidated level and therefore operates and reports as a single segment. The Company's Chief Executive Officer is its Chief Operating Decision Maker ("CODM"). As we are pre-revenue the Company's CODM assesses significant segment expenses in comparison to forecasts and historical results to make decisions on capital allocation strategies. The measure of segment assets is reported on the balance sheets as total assets. All material long-lived assets are located in the United States.

The following table illustrates significant segment expenses that are regularly provided to the CODM in 2024 and 2023:

	2024	**2023**
General and administrative expenses	6,888,041	9,647,380
Payroll and compensation	1,270,000	614,166
Research and development	875,975	114,649
Total operating expenses	9,034,016	10,376,195

14. **SUBSEQUENT EVENTS**

On February 11, 2025, the Company entered into a new lease agreement. The purpose of the space is to store materials for future store orders and is month to month.

On February 14, 2025, the Company executed convertible promissory note purchase agreements totaling $650,000 under similar terms from the Notes on August 16, 2024, and December 2, 2024.

Since December 31, 2024, an additional 7,581 shares of Class B Preferred Shares have been issued at $9.94 a share for net proceeds of $68,286.

VenHub Global, Inc. ("VenHub" or the "Company") is currently a defendant in a lawsuit filed by Target Global Acquisition I Corp. ("Target Global") in the Court of Chancery of the State of Delaware. The complaint, filed on February 21, 2025, alleges that the Company and certain related parties breached contractual obligations related to a planned merger transaction. Target Global claims that VenHub failed to meet financing milestones, delayed regulatory filings, and obstructed the transaction process. The plaintiff is seeking specific performance of the merger agreement and other relief.

The Company believes the claims are without merit and is actively defending against the lawsuit. VenHub intends to contest the allegations vigorously and pursue all available legal remedies. While the outcome of this litigation cannot be predicted with certainty, the Company does not believe the matter will have a material adverse effect on its operations or financial condition at this time.

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant   VenHub Global, Inc.

Date: April 28, 2025   By: /s/ Shahan Ohanessian

                                                              Shahan Ohanessian

                                                              Chief Executive Officer, Director

Pursuant to the requirements of Regulation Crowdfunding, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Shahan Ohanessian   Date: April 28, 2025
Shahan Ohanessian
Chief Executive Officer, Director

/s/ Shoushana Ohanessian   Date: April 28, 2025
Shoushana Ohanessian
President and Chairwoman

/s/ Matt Hidalgo   Date: April 28, 2025
 Matt Hidalgo
Chief Financial Officer, Principal Accounting Officer